Exhibit 99.2

INSTALMENT RECEIPT AND PLEDGE AGREEMENT

ALGONQUIN POWER & UTILITIES CORP.

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LIBERTY UTILITIES (CANADA) CORP.

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CIBC WORLD MARKETS INC., SCOTIA CAPITAL INC., BMO NESBITT BURNS INC., NATIONAL BANK FINANCIAL INC., RBC DOMINION SECURITIES INC., TD SECURITIES INC., DESJARDINS SECURITIES INC., RAYMOND JAMES LTD., J.P. MORGAN SECURITIES CANADA INC., WELLS FARGO SECURITIES CANADA, LTD., INDUSTRIAL ALLIANCE SECURITIES INC., CANACCORD GENUITY CORP. AND CORMARK SECURITIES INC.

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CST TRUST COMPANY
_____________________________

March 1, 2016
_____________________________

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Definition	2
1.2	Number and Gender	8
1.3	Headings	8
1.4	Inconsistency	8
1.5	References	8
1.6	Business Days	9
1.7	Currency	9
1.8	Severability	9
1.9	Global Instalment Receipts	9

ARTICLE 2 SALE AND PLEDGE OF DEBENTURES AND CREATION AND DELIVERY OF INSTALMENT RECEIPTS		10

2.1	Sale and Pledge of Debentures at Closing	10
2.2	Creation and Delivery of Global Instalment Receipt at Closing	11
2.3	Over-Allotment Option Instalment Receipts	12
2.4	Beneficial Ownership	13
2.5	Form of Instalment Receipt	13
2.6	Title to Instalment Receipts	14
2.7	Application for and Maintenance of Listing	14
2.8	Acknowledgment of the Underwriters	14

ARTICLE 3 PLEDGE OF DEBENTURES		14

3.1	Pledge	14
3.2	Delivery of Pledged Collateral	15
3.3	Release of Pledged Collateral	16
3.4	Realization on Pledged Collateral	16
3.5	Liability of Selling Debentureholder, Company and Custodian	18
3.6	Relationship of the Parties	19
3.7	Continuing Pledge and Termination	19
3.8	Further Assurances	19
3.9	Representations and Warranties and Covenants of the Custodian	19

ARTICLE 4 TRANSFER OF INSTALMENT RECEIPTS		20

4.1	Transfers of lnstalment Receipts	20
4.2	Assumption by Transferee and Release of Transferor	21
4.3	Limitation on Transfers of Instalment Receipt Certificates Registered in the Name of CDS	21
4.4	Termination of Book-Entry Only System and Definitive Certificates	22
4.5	Transfer by an Intermediary	22
4.6	Deemed Warranty	23

ARTICLE 5 PAYMENT OF FINAL INSTALMENT		23

5.1	Sending of Final Instalment Notice	23
5.2	Due Payment of Final Instalment	25

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5.3	Default in Payment of Final Instalment	26

ARTICLE 6 REDEMPTION AND PURCHASE		27

6.1	Redemption and Purchase of Debentures	27
6.2	Notice or Redemption and Purchase	27
6.3	Redemption	27
6.4	Deposit of Redemption Money	28
6.5	Surrender and Cancellation of Instalment Receipt Certificates	28
6.6	Covenant of the Company Regarding Redemption Amount	28

ARTICLE 7 RIGHTS OF HOLDERS		28

7.1	Payment of Final Instalment and Receipt of Related Debentures	28
7.2	Distributed Property	29
7.3	Interest	30
7.4	Meetings of the Company and Voting	30
7.5	General	31
7.6	Meetings	31
7.7	Debentures Represented by Instalment Receipts	32
7.8	Notices, Reports, etc.	32
7.9	Examination of Records	32
7.10	Record Dates	32
7.11	Records of Custodian Binding on Registered Holders	32
7.12	Cash Distributions	32
7.13	Net Redemption Amount Set Aside	33

ARTICLE 8 THE CUSTODIAN		34

8.1	Appointment and Qualifications	34
8.2	Termination of Appointment	34
8.3	Notice of Change of Custodian	35
8.4	Successor Custodian by Merger, etc.	35
8.5	Consequences of Change of Custodian	35
8.6	Remuneration of Custodian	35
8.7	The Register	36
8.8	Transfer Facilities	36
8.9	Documents Forwarded to the Selling Debentureholder	36
8.10	Reliance on Experts	36
8.11	No Duty to Act	37
8.12	Funds Held in Trust	37

ARTICLE 9 EXTENT OF DUTIES		37

9.1	Respective Obligations and Duties	37
9.2	Indemnification	39
9.3	Reliance on Minutes	40
9.4	No Entitlement to Indemnity	40
9.5	Force Majeure	41
9.6	Conflict of Interest	41

ARTICLE 10 MEETINGS OF REGISTERED HOLDERS		41

10.1	Convening of Meetings	41

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10.2	Notice of Meeting	42
10.3	Quorum	42
10.4	Chairman	43
10.5	Attendance	43
10.6	Power to Adjourn	43
10.7	Voting	43
10.8	Chairman’s Declarations	43
10.9	Polls	44
10.10	Objections and Errors	44
10.11	Adjournments	44
10.12	Time and Place of Polls	44
10.13	Entitlement to Vote	44
10.14	Form of Proxy	45
10.15	Identity of Proxyholder	45
10.16	Lodging of Proxies	45
10.17	Special Resolution	46
10.18	Binding Effect of Resolutions	46
10.19	Meaning or Special Resolution	46
10.20	Resolutions in Writing	47
10.21	Minutes	47
10.22	Record Date	47
10.23	Other Procedural Matters	47

ARTICLE 11 MISCELLANEOUS		48

11.1	Notices	48
11.2	Power to Amend	50
11.3	Notation on or Exchange of Instalment Receipts	51
11.4	Custodian to Sign Amendments, etc.	51
11.5	Taxation and Compliance with Laws and Regulations	51
11.6	Articles of the Company and General Rights	52
11.7	Waiver	52
11.8	Further Assurances	52
11.9	Termination	53
11.10	Liability of Joint Holders	53
11.11	Assignment, Successors and Assigns	53
11.12	Governing Law	53
11.13	Anti-Money Laundering and Terrorist Financing Policy	54
11.14	No Third Party Beneficiary	54
11.15	Privacy	54
11.16	Counterparts	55

Schedule A
Schedule B

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INSTALMENT RECEIPT AND PLEDGE AGREEMENT

THIS AGREEMENT is made the 1st day of March, 2016,

B E T W E E N:

ALGONQUIN POWER & UTILITIES CORP.,
a corporation formed under the laws of Canada

(hereinafter referred to as the “Company”),

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LIBERTY UTILITIES (CANADA) CORP.,
a corporation formed under the laws of Canada

(hereinafter referred to as the “Selling Debentureholder”)

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CIBC WORLD MARKETS INC., SCOTIA CAPITAL INC., BMO NESBITT BURNS INC., NATIONAL BANK FINANCIAL INC., RBC DOMINION SECURITIES INC., TD SECURITIES INC., DESJARDINS SECURITIES INC., RAYMOND JAMES LTD., J.P. MORGAN SECURITIES CANADA INC., WELLS FARGO SECURITIES CANADA, LTD., INDUSTRIAL ALLIANCE SECURITIES INC., CANACCORD GENUITY CORP. AND CORMARK SECURITIES INC.

(hereinafter referred to collectively as the “Underwriters”)

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CST TRUST COMPANY,
a trust company incorporated under the laws of Canada

(in its capacity as custodian and security agent, hereinafter referred to as the “Custodian”).

WHEREAS the Selling Debentureholder has agreed to sell to the Underwriters not less than $1,000,000,000 and up to $1,150,000,000 principal amount of 5.00% Convertible Unsecured Subordinated Debentures (the “Debentures”) of the Company on the terms set forth in an agreement dated February 15, 2016 (the “Underwriting Agreement”) between the Selling Debentureholder, the Company and the Underwriters, and the Underwriters have offered the Debentures for sale to the public under the (final) short form prospectus of the Company dated February 22, 2016 (the “Prospectus”);

AND WHEREAS the purchase price for the Debentures is to be paid in two instalments and upon payment of the First Instalment (as hereinafter defined) of the purchase price of the Debentures and pending payment of the Final Instalment (as hereinafter defined), the beneficial ownership of the Debentures will be represented by Instalment Receipts (as hereinafter defined) to be created and delivered by the Selling Debentureholder pursuant to this Agreement;

AND WHEREAS the holders of the Instalment Receipts will be entitled, provided the Final Instalment has been paid, within the time periods and on the terms set forth herein, to become recorded as the registered holders of the Debentures;

AND WHEREAS, as described in the Prospectus, each Debenture is offered on the basis that, until the later of the Final Instalment Time and the date the Final Instalment is duly paid in respect thereof, such Debenture is pledged to the Selling Debentureholder to secure the due payment of the Final Instalment, all in accordance with this Agreement, and shall be registered in the name of the Custodian and the debenture certificate therefor shall be held by the Custodian as agent for, and on behalf of, the Selling Debentureholder pursuant to the Pledge (as hereinafter defined);

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the mutual covenants hereinafter contained and other good and valuable consideration, the receipt and adequacy whereof are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definition

In this Agreement and the schedules hereto, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisition” means the direct or indirect acquisition by AcquisitionCo of Empire through the merger of Merger Sub and Empire pursuant to the terms of the Acquisition Agreement;

“AcquisitionCo” means Liberty Utilities (Central) Co.;

“Acquisition Agreement” means the agreement and plan of merger dated February 9, 2016, among AcquisitionCo, Merger Sub and Empire, pursuant to which AcquisitionCo will consummate the Acquisition, as the same may be amended after the date hereof;

“Act” means the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended or re-enacted;

“Additional Debentures” has the meaning ascribed thereto in Section 2.3;

“Additional Instalment Receipts” has the meaning ascribed thereto in Section 2.3;

“Agreement” means this agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

“Applicable Procedures” means the rules and procedures of CDS as in effect from time to time;

“Approval Conditions” means all regulatory and governmental approvals required to be received by AcquisitionCo to finalize the Acquisition and all other conditions precedent to closing the Acquisition which must be satisfied or waived by AcquisitionCo and/or Empire, as the case may be, other than those which by their nature cannot be satisfied until the closing of the Acquisition, in each case as set out in the Acquisition Agreement;

“Articles” means the articles of arrangement of the Company dated October 27, 2009, as amended;

“Beneficial Owner” means a beneficial owner of an Instalment Receipt within the meaning ascribed to the term “beneficial owner” in National Instrument 54-101;

“Book-Entry Only System” means the book-based securities transfer system administered by CDS in accordance with Applicable Procedures;

“Business Day” means a day which is not a Saturday, Sunday or legal holiday in the City of Toronto, Ontario;

“CDS” means CDS Clearing and Depository Services Inc. and includes any successor corporation or any other depository subsequently appointed by the Selling Debentureholder as the depository in respect of the Instalment Receipts;

“CDS Participant” means a participant in the CDS depository service;

“Closing” means the closing of the purchase from the Selling Debentureholder of the Debentures by the Underwriters pursuant to and as specified in the Underwriting Agreement;

“Common Shares” means common shares in the capital of the Company issued upon conversion of Debentures in accordance with the Trust Indenture;

“Company” means Algonquin Power & Utilities Corp.;

“Conditions” means the terms and conditions endorsed on an Instalment Receipt and made a part thereof;

“Costs of Sale” means all reasonable expenses of every type of the Selling Debentureholder incurred or paid by it or on its behalf, whether by the Custodian or otherwise, in connection with the realization or sale of the Pledged Collateral as provided for in Section 3.4 hereof or the sale or other disposition of Distributed Property as provided in Article 7 hereof, as the case may be, including, without limitation, legal and accounting charges, brokerage fees, any taxes, charges or governmental impositions, the cost of obtaining any orders or rulings required to be obtained from securities regulatory authorities, underwriting fees and charges and the costs incurred in connection with the preparation and filing of any prospectus or other required documents; provided that, whatever the actual amount of such expenses, for the purposes of this Agreement, the Costs of Sale shall not exceed $25 per $1,000 principal amount of Debentures sold and any expenses of the type referred to above in excess of $25 per $1,000 principal amount of Debentures shall be the sole responsibility of the Selling Debentureholder;

“Custodian” means CST Trust Company, in its capacity as custodian and security agent under this Agreement, or such other trust company as may from time to time be appointed by the Selling Debentureholder to act as Custodian pursuant to Article 8 hereof, and any reference to presentation, surrender or delivery to the Custodian hereunder means presentation, surrender or delivery to the Custodian at any of its principal offices in Toronto or Montreal;

“Debentures” means the 5.00% Convertible Unsecured Subordinated Debentures of the Company referred to in the recitals of this Agreement, which are created, issued and governed by the Trust Indenture and sold by the Selling Debentureholder on the terms of the Underwriting Agreement (including any Additional Debentures issued in connection with the exercise of the Over-Allotment Option);

“Defaulting Beneficial Owner” has the meaning ascribed thereto in Section 4.5 hereof;

“Defaulted Instalment Receipt” means an Instalment Receipt in respect of which payment in full of the Final Instalment for the Related Debenture was not received when due;

“Defaulting Purchaser” means a Registered Holder of a Defaulted Instalment Receipt;

“Distributed Property” means (i) any securities, (ii) any options, rights or warrants to purchase any securities, (iii) any securities convertible into or exchangeable for securities, property or other assets, (iv) any evidences of indebtedness, or (v) any other property or assets of like nature (excluding, in each case, interest paid with respect to the Debentures), whether of the Company or of any other person, distributed or issued by the Company or any of its subsidiaries or affiliates to all of the holders of Debentures;

“Empire” means The Empire District Electric Company, a corporation incorporated under the laws of the State of Kansas;

“Fee Letter” means the fee letter dated as of the date hereof between the Selling Debentureholder, the Company and the Custodian, as the same may be amended from time to time;

“Final Instalment” means, in respect of each Instalment Receipt, the instalment of the purchase price of the Debentures in the amount of $667 per $1,000 principal amount of Debentures which, pursuant to this Agreement, is due and payable to the Selling

Debentureholder by the Registered Holders after the Closing and on or before the Final Instalment Date, as more fully set forth in this Agreement;

“Final Instalment Date” means the date set forth in the Final Instalment Notice on or before which the Final Instalment must be paid, which date shall be not less than 15 days nor more than 90 days following the date of the Final Instalment Notice;

“Final Instalment Notice” means the notice given pursuant to Section 5.1 hereof, which notice may be given at any time after Closing (upon satisfaction of the Approval Conditions, and in any event as soon as practicable thereafter and no later than September 8, 2017);

“Final Instalment Time” means 3:30 p.m. (Toronto time) on the Final Instalment Date, being the time by which the Final Instalment is due and payable;

“First Instalment” means, in respect of each Instalment Receipt, the instalment of the purchase price for the Debentures in the amount of $333 per $1,000 principal amount of Debentures which, pursuant to the Underwriting Agreement is due and payable to the Selling Debentureholder by the Underwriters on the Closing;

“First Named” means, in relation to joint Registered Holders in respect of a particular holding of Instalment Receipts, the person named first in respect thereof in the Register;

“Fully Paid Debentures” has the meaning ascribed thereto in Section 5.2;

“Global Debenture Certificate” has the meaning ascribed thereto in Section 2.1(a);

“Global Instalment Receipt Certificate” has the meaning ascribed thereto in Section 2.2;

“Indemnified Parties” has the meaning ascribed thereto in Section 9.2(a);

“Instalment Receipt” means each of the instalment receipts evidencing a Debenture created and delivered hereunder which evidence, among other things, in respect of the Related Debentures (i) that the First Instalment has been paid, (ii) the obligation to pay the Final Instalment on or before the Final Instalment Date, (iii) the beneficial ownership of $1,000 principal amount of each of the Related Debentures pledged as security for the payment of the Final Instalment, and (iv) the right to have the Pledge of the Related Debentures released at the Final Instalment Time, provided due payment of the Final Instalment has been made by such time;

“Instalment Receipt Certificate” means a certificate (including a Global Instalment Receipt Certificate) evidencing one or more Instalment Receipts substantially in the form of Schedule A hereto, and representing, among other things, beneficial ownership (subject to the terms hereof) prior to the Final Instalment Time of one or more of the Related Debentures;

“Intermediary” means an intermediary within the meaning ascribed to that term in National Instrument 54-101;

“local time” means, in relation to the time for the giving of notice, the local time at the relevant place or location where such notice may or must be given;

“Losses” has the meaning ascribed thereto in Section 9.2(a);

“Make-Whole Payment” has the meaning ascribed thereto in the Trust Indenture;

“Merger Sub” means Liberty Sub Corp.;

“National Instrument 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, as amended or substituted from time to time;

“Net Redemption Amount” has the meaning ascribed thereto in Section 6.1 hereof;

“Over-Allotment Debenture Certificate” has the meaning ascribed thereto in Section 2.3(b);

“Over-Allotment Closing” means the completion of the sale by the Selling Debentureholder to the Underwriters of Additional Debentures evidenced by Instalment Receipts pursuant to the Underwriting Agreement;

“Over-Allotment Option” has the meaning ascribed thereto in Section 2.3(a);

“Payment Obligation” means, in respect of each Related Debenture represented by an Instalment Receipt, the obligation of the Registered Holder to pay to the Custodian, for the benefit of the Selling Debentureholder, the Final Instalment on or before the Final Instalment Time and any Costs of Sale which may become payable in respect of such Related Debenture represented by such Instalment Receipt, pursuant to this Agreement;

“person” includes an individual, a corporation, a partnership, an estate or trust, an unincorporated organization and a government or governmental organization;

“Pledge” means the pledge of the Debentures pursuant to Article 3 hereof to secure the Payment Obligations in respect of the Debentures;

“Pledged Collateral” has the meaning ascribed thereto in Section 3.1 hereof;

“proceeds” has the meaning ascribed to that term in the Personal Property Security Act (Ontario), as now enacted or as the same may from time to time be amended or re-enacted;

“Prospectus” has the meaning ascribed thereto in the first recital of this Agreement;

“Proximate Intermediary” has the meaning ascribed thereto in National Instrument 54-101;

“Purchasers” means the purchasers of the Debentures represented by Instalment Receipts pursuant to the Prospectus;

“Redemption Date” has the meaning ascribed thereto in Section 6.1 hereof;

“Register” means the registers, books or other records which are kept by the Custodian or which the Custodian causes to be kept under Section 8.7(a) hereof;

“Registered Holder” means, at any time, the person shown in the Register at that time as the holder of an Instalment Receipt and, where the context so admits, includes each joint holder of any such Instalment Receipt;

“Registrar” means CST Trust Company or such other or further person as may from time to time be appointed by the Company and the Selling Debentureholder to act as the transfer agent and registrar in respect of the Debentures and Instalment Receipts, respectively;

“Related Debenture” in relation to any Instalment Receipt means the aggregate principal amount of $1,000 of Debentures represented by such Instalment Receipt, together with, in the event any Distributed Property is distributed, prior to any sale thereof in accordance with Section 7.2 hereof, the Distributed Property distributed in respect of such Debenture;

“Reorganization” means any reorganization, amalgamation, arrangement, merger or sale of assets affecting the Company or to which the Company is a party, a transfer of all or substantially all of the assets of the Company or similar transactions affecting the Company, as a result of which the holders of Debentures shall be entitled to receive securities, cash or other property in exchange for, in conversion of, or in respect of the Debentures;

“Representative Underwriters” means CIBC World Markets Inc. and Scotia Capital Inc.;

“Revolving Facilities” means the existing revolving credit facilities in favour of the Company (on a consolidated basis);

“Sale Proceeds” means the net cash proceeds of sale realized by the Custodian or a person acting on behalf of the Custodian (after deducting therefrom all Costs of Sale) upon any sale or other disposition of any Distributed Property required to be sold in accordance with the provisions of Article 7 hereof;

“Selling Debentureholder” means Liberty Utilities (Canada) Corp.;

“Special Resolution” has the meaning ascribed thereto in Section 10.19 hereof;

“STA” means the Securities Transfer Act (Ontario), 2006, S.O. 2006, c. 8, as amended from time to time;

“Trust Indenture” means the trust indenture made as of March 1, 2016 between the Company and CST Trust Company, as debenture trustee and Registrar, in respect of the Debentures;

“TSX” means the Toronto Stock Exchange;

“Underwriters” means, collectively, the Representative Underwriters, BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc., Raymond James Ltd., J.P. Morgan Securities Canada Inc., Wells Fargo Securities Canada, Ltd., Industrial Alliance Securities Inc., Canaccord Genuity Corp. and Cormark Securities Inc.;

“Underwriting Agreement” has the meaning ascribed thereto in the Recitals to this Agreement; and

“Withholding Tax” means any tax or similar charge (including interest, penalties or similar amounts in respect thereof) that is required to be deducted or withheld under any law (including the Income Tax Act (Canada)).

1.2	Number and Gender

Words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.3	Headings

The headings herein are for convenience of reference only and shall not affect the interpretation of the provisions to which they relate or of any other provisions herein.

1.4	Inconsistency

In the event of any inconsistency between the provisions in any of the Sections of this Agreement and any one or more of or any part of the Schedules which form a part hereof, the provisions in such Sections shall prevail.

1.5	References

Unless otherwise specified in this Agreement (i) references to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement, and (ii) references to “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions, without reference to a particular provision, refer to this Agreement.

1.6	Business Days

In the event that any day on which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.7	Currency

Unless otherwise specified herein, all dollar amounts expressed in this Agreement and the Schedules hereto are in lawful money of Canada and all payments required to be made hereunder and thereunder shall be made in Canadian dollars.

1.8	Severability

Each of the provisions of this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.9	Global Instalment Receipts

(a)           Until the termination of the Book-Entry Only System or as otherwise permitted hereunder, Instalment Receipt Certificates will only be created and delivered in the form of one or more Global Instalment Receipt Certificates which will be registered in the name of and deposited with CDS or its nominee.

(b)           Until the termination of the Book-Entry Only System, Beneficial Owners of Instalment Receipts shall not be entitled to have Instalment Receipts registered in their names, shall not receive or be entitled to receive Instalment Receipt Certificates in definitive form and shall not be considered to hold legal title thereto under this Agreement except (i) as specifically contemplated by this Agreement or any supplemental agreement or (ii) in circumstances where CDS resigns or is removed from its responsibility and the Custodian is unable to or does not wish to locate a qualified successor depository. Beneficial interests in a Global Instalment Receipt Certificate will be represented only through the Book-Entry Only System. Transfers of Instalment Receipts between Beneficial Owners shall occur through CDS Participants in accordance with Applicable Procedures. Neither the Selling Debentureholder, the Company nor the Custodian shall have any responsibility or liability for any aspects of the records relating to or payments made by or to CDS, any nominee thereof, or CDS Participants on account of Beneficial Owners. Nothing herein shall prevent Beneficial Owners from voting Instalment Receipts in which they have a beneficial ownership interest at a meeting of Registered Holders duly called in accordance with Article 10 hereof using duly executed proxies or voting instruction forms. Notwithstanding the foregoing, the Selling Debentureholder may, at its sole discretion, permit Beneficial Owners to have Instalment Receipts registered in their names, and to receive Instalment Receipt Certificates in definitive form.

(c)           All references herein to actions by, notices given or payments made to or payments made by Registered Holders shall, where Instalment Receipts are held through CDS,

refer to actions taken by, or notices given or payments made to or payments made by, CDS upon instruction and/or funding from the Beneficial Owners delivered through the CDS Participants in accordance with Applicable Procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Registered Holders evidencing a specified percentage of the aggregate amount of Instalment Receipts outstanding, such direction or consent may be given by Beneficial Owners of Instalment Receipts, acting through CDS and the CDS Participants, owning Instalment Receipts evidencing the requisite percentage of the Instalment Receipts. The rights and obligations of a Beneficial Owner whose Instalment Receipts are held through CDS shall be exercised or performed only through CDS and the CDS Participants and shall be limited to those established by law, the Applicable Procedures and agreements between such Beneficial Owner and CDS and/or the CDS Participants or upon instructions from the CDS Participants. Each of the Custodian and the Selling Debentureholder may deal with CDS for all purposes (including the making and collecting of payments) as the authorized representative of the respective Beneficial Owners and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder subject to the provisions hereof.

(d)           For so long as Instalment Receipts are held through CDS, if any notice or other communication is required to be given to Registered Holders, the Custodian will give such notices and communications to CDS. Neither the Company, the Selling Debentureholder nor the Custodian shall have any obligation to deliver notices directly to Beneficial Owners and any requirement to deliver a notice hereunder shall be deemed to be satisfied by virtue of the delivery of any such notice by such persons to CDS.

(e)           If CDS resigns or is removed from its responsibility as depository and the Custodian is unable or does not wish to locate a qualified successor, CDS shall surrender all Global Instalment Receipt Certificates to the Custodian with instructions for registration of Instalment Receipts in the name and in the amounts specified by CDS, and the Selling Debentureholder shall create and the Custodian shall certify and deliver the aggregate number of Instalment Receipts equal to the number of Instalment Receipts represented by the Global Instalment Receipt Certificates then outstanding in the form of definitive Instalment Receipt Certificates representing such Instalment Receipts (containing any restrictive legends required by law).

ARTICLE 2
SALE AND PLEDGE OF DEBENTURES AND CREATION AND DELIVERY OF
INSTALMENT RECEIPTS

2.1	Sale and Pledge of Debentures at Closing

(a)           Upon and as consideration for (i) the payment by one or more Representative Underwriters (on behalf of the Underwriters) to the Selling Debentureholder of the aggregate amount of the First Instalment received at the date of Closing pursuant to the terms of the Underwriting Agreement and this Agreement (net of any portion of the Underwriters’ fee payable at Closing) and (ii) the assumption by the Underwriters of the Payment Obligations (subject to being released from such obligations in accordance with Section 4.2 hereof), the Selling Debentureholder shall, in accordance with the terms of the Underwriting Agreement, deliver or caused to be delivered to one or more Representative Underwriters, acting on behalf of all of the Underwriters and the Purchasers under the Prospectus offering, a certificate (the “Global Debenture Certificate”) evidencing all of the Debentures subscribed for at Closing under the Prospectus offering, registered in the name of one or more of the Representative Underwriters or as they may otherwise direct.

(b)           Each Underwriter, on its own behalf and on behalf of the Purchasers under the Prospectus offering, acknowledges that:

(i)	all of the Debentures purchased at the Closing are evidenced by the Global Debenture Certificate;

(ii)	all of the Instalment Receipts representing the Debentures purchased at Closing are evidenced by the Global Instalment Receipt Certificate;

(iii)	the entitlement of the Purchasers or any subsequent Beneficial Owners is subject to the Payment Obligations, including, without limitation, the obligation of the Purchasers or any such subsequent Beneficial Owners to pay the Final Instalment as provided herein, which obligation each such Purchaser shall assume as part of the consideration payable to the transferor for the acquisition of the applicable Instalment Receipt and of the beneficial ownership of the Related Debenture (in addition to any consideration payable in cash); and

(iv)	the Debentures offered for sale and purchased under the Prospectus are subject to the Pledge set out in Article 3 of this Agreement to secure the obligation of each Purchaser or any subsequent Beneficial Owner to satisfy in full the Payment Obligations in respect of such purchased or acquired Debentures.

(c)           Any one or more of the Representative Underwriters, on behalf of each Underwriter, shall deliver pursuant to a written direction of the Selling Debentureholder, the Global Debenture Certificate to the Custodian pursuant to the Pledge, duly endorsed in blank for transfer or accompanied by a duly executed instrument of transfer in favour of the Selling Debentureholder or as it may otherwise direct. Pursuant to the written direction of the Selling Debentureholder, the Custodian shall promptly deliver such certificate to the Registrar, instruct the Registrar to register the Debentures in the name of the Custodian, take possession of the Global Debenture Certificate and hold such debenture certificate in accordance with this Agreement in order to continue the Selling Debentureholder’s possession of such certificate in connection with the Pledge and in order to perfect the security interest of the Selling Debentureholder under the Pledge.

2.2	Creation and Delivery of Global Instalment Receipt at Closing

Concurrent with the delivery to the Custodian of a Global Debenture Certificate pursuant to Section 2.1(c), the Selling Debentureholder and the Company shall cause to be created and counter-signed by the Custodian one global instalment receipt certificate evidencing the aggregate number of Debentures purchased by the Underwriters pursuant to the Underwriting Agreement and distributed to Purchasers under the Prospectus offering at Closing (the “Global Instalment Receipt Certificate”). The Global Instalment Receipt Certificate shall be delivered and registered in the name of CDS or its nominee and one or more of the Representative Underwriters (on behalf of the Underwriters) shall promptly deliver or caused to be delivered the Global Instalment Receipt Certificate to CDS or its nominee for entry into the Book-Entry Only System.

2.3	Over-Allotment Option Instalment Receipts

(a)           The Selling Debentureholder has agreed, pursuant to the Underwriting Agreement, to grant to the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase a number of Debentures (the “Additional Debentures”) evidenced by Instalment Receipts equal to 15% of the aggregate principal amount of Debentures described in Section 2.1(a) evidenced by Instalment Receipts purchased at Closing by the Underwriters (the “Additional Instalment Receipts”), subject to the terms and conditions of the Underwriting Agreement and this Agreement.

(b)           If the Over-Allotment Option is exercised:

(i)	the Company shall issue to the Selling Debentureholder the Additional Debentures in return for the full payment therefor;

(ii)	upon and as consideration for (A) the payment by one or more of the Representative Underwriters (on behalf of the Underwriters) to the Selling Debentureholder of the aggregate amount of the First Instalment received at the date of the Over- Allotment Closing pursuant to the terms of the Underwriting Agreement and this Agreement (net of any portion of the Underwriters’ fee payable at the Over-Allotment Closing) and (B) the assumption by the Underwriters of the Payment Obligations (subject to being released from such obligations in accordance with Section 4.2 hereof), the Selling Debentureholder shall deliver or cause to be delivered to one or more of the Representative Underwriters, acting on behalf of the Underwriters, a global certificate (the “Over-Allotment Debenture Certificate”) evidencing all of the Additional Debentures subscribed for at the Over-Allotment Closing, registered in the name of one or more of the Representative Underwriters or as they may direct;

(iii)	the Representative Underwriters, on behalf of each Underwriter, shall deliver pursuant to a written direction of the Selling Debentureholder, the Over-Allotment Debenture Certificate to the Custodian pursuant to the Pledge, duly endorsed in blank for transfer or accompanied by a duly executed instrument of transfer in favour of the Selling Debentureholder;

(iv)	pursuant to the written direction of the Selling Debentureholder, the Custodian shall promptly deliver the Over-Allotment Debenture Certificate to the Registrar, instruct the Registrar to register such certificate in the name of the Custodian, take possession of such certificate and hold such certificate in accordance with this Agreement in order to continue the Selling Debentureholder’s possession of the Over-Allotment Debenture Certificate in connection with the Pledge and in order to perfect the security interest of the Selling Debentureholder under the Pledge;

(v)	the Company and the Selling Debentureholder shall take such steps as are necessary to cause the debenture trustee and Registrar under the Trust Indenture and the Custodian hereunder to consolidate the Over-Allotment Debenture Certificate and the Global Debenture Certificate by making (or causing to be made) the necessary notations on the Global Debenture Certificate to increase the number of Debentures evidenced thereby to reflect the Additional Debentures, whereupon the Over-Allotment Debenture Certificate will be cancelled; and

(vi)	concurrent with the delivery to the Custodian of the Over-Allotment Debenture Certificate pursuant to Section 2.3(b)(iii), the Selling Debentureholder and the Custodian shall cause notations to be made on the Global Instalment Receipt Certificate as required to increase the number of Instalment Receipts evidenced thereby to reflect the Additional Instalment Receipts created in connection with the Over-Allotment Closing.

2.4	Beneficial Ownership

Subject to the terms and conditions of this Agreement (including, for greater certainty, Section 1.9) and the Pledge in favour of the Selling Debentureholder, immediately after the steps set forth in each of Sections 2.1 and 2.2 (and if and when the Over-Allotment Option has been exercised, Section 2.3) have been completed, each Instalment Receipt issued hereunder confers upon the Registered Holder thereof all beneficial right, title and interest in and to the Related Debentures. Legal title to the Related Debentures and possession and control of the certificates evidencing such Related Debentures shall be held and maintained by the Custodian, as agent and securities intermediary for and on behalf of the Selling Debentureholder as security for each Payment Obligation as contemplated herein.

2.5	Form of Instalment Receipt

(a)           Certificates representing Instalment Receipts shall be substantially in the form, and have endorsed upon them Conditions substantially in the form, set out in Schedule A hereto. In addition, each Instalment Receipt:

(i)	shall be signed by or on behalf of the Custodian by any officer or agent of the Custodian appointed by it for the purpose; and

(ii)	may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Agreement as may be required to comply with any applicable laws or regulations thereunder or with the by-laws and regulations of any securities exchange on which Instalment Receipts may be listed to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any Instalment Receipts are subject by reason of the date of issuance thereof or otherwise.

2.6	Title to Instalment Receipts

Subject to applicable law and this Agreement (including, for greater certainty, Section 1.9), notwithstanding any notice to the contrary and unless otherwise required by law, the Selling Debentureholder, the Company and the Custodian shall treat the Registered Holder as the legal and beneficial owner thereof for all purposes, and shall not be bound to take notice of or to see to the execution of any trust whether express, implied or constructive to which the Registered Holder may be subject, all in accordance with the provisions of this Agreement.

2.7	Application for and Maintenance of Listing

The Selling Debentureholder confirms that application has been made for the Instalment Receipts to be listed and posted for trading on the TSX and the conditional approval of such stock exchange for the listing of the Instalment Receipts has been obtained, on the basis that the Instalment Receipts will be posted for trading as of the date of Closing. The Company and the Selling Debentureholder undertake to use all reasonable efforts to satisfy all of the conditions of such conditional approval as may be required for the purpose of securing such listing. The Company and the Selling Debentureholder agree to use all reasonable efforts to maintain the stock exchange listings in respect of the Instalment Receipts, at the expense of the Selling Debentureholder and the Company, until (and including) the trading day prior to the Final Instalment Date or such earlier date as the Final Instalment shall have been paid with respect to all outstanding Instalment Receipts.

2.8	Acknowledgment of the Underwriters

Each of the Underwriters acknowledges and confirms that it has authorized and appointed each of the Representative Underwriters as its agent and attorney for the purpose of and with the full power and authority to acknowledge, confirm and accept the Pledge pursuant to Section 3.1, to take delivery of the Debentures on its behalf and to deliver the Debentures on its behalf to the Custodian.

ARTICLE 3
PLEDGE OF DEBENTURES

3.1	Pledge

(a)           As continuing security for the due and punctual payment by each of the Underwriters to the Selling Debentureholder and the full and final satisfaction and performance by it of the Payment Obligations and any other obligations under this Agreement in respect of the Debentures purchased by each of the Underwriters, each Underwriter, for and on behalf of the Purchasers under the Prospectus offering, hereby pledges and grants to the Selling

Debentureholder, and for greater certainty and without limitation, the Selling Debentureholder hereby reserves and takes, a first fixed and specific security interest in each of the Debentures (including, for greater certainty, if and when the Over-Allotment Option has been exercised, the Additional Debentures) purchased by each such Underwriter pursuant to the Underwriting Agreement, all accretions thereto and substitutions therefor, all proceeds thereof, and all property from time to time received, receivable or otherwise issued or distributed in respect of the Related Debentures, other than any property or interest that is properly distributed to the Registered Holders in accordance with Section 7.2 or 7.3 (collectively referred to as the “Pledged Collateral”). The Underwriters and the Selling Debentureholder have not agreed to postpone the time of attachment of such security interests. Such security interests shall attach to the pledged Debentures contemporaneously with the Underwriters, for and on behalf of the Purchasers under the Prospectus offering, first acquiring rights therein, and shall be conclusively deemed for all purposes to continue with respect to any particular Debenture until the later of the Final Instalment Time and full performance of the Payment Obligations with respect to such Debenture, despite any sale or transfer of, or any other dealing whatsoever in or with, any Debenture or Instalment Receipt relating thereto and the rights evidenced or arising thereby. Without limitation to or derogation from the foregoing, the Underwriters, for and on behalf of the Purchasers under the Prospectus offering, acknowledge, confirm and accept the reservation by the Selling Debentureholder of the security interest. Each Registered Holder and Beneficial Owner of an Instalment Receipt shall, by becoming a Registered Holder or Beneficial Owner, as applicable, be conclusively deemed for all purposes to have acknowledged and confirmed the Pledge as a continuing security interest reserved and granted to secure the Payment Obligations assumed in relation to the Related Debentures represented by such Instalment Receipt.

(b)           The Custodian hereby confirms that it is an agent and securities intermediary (as defined in the STA) for and on behalf of the Selling Debentureholder and, in such capacity, shall hold the Pledged Collateral and deal with same only in accordance with the written instructions of the Selling Debentureholder which are contained in or authorized by this Agreement and comply with entitlement orders (as defined in the STA) that are originated by the Selling Debentureholder without the further consent of the Underwriters, any Purchaser or any Registered Holder. The Custodian shall at all times hold possession and control (as defined in the STA) of the Pledged Collateral in Ontario.

(c)           Each Underwriter, for and on behalf of the Purchasers under the Prospectus offering, represents and warrants to the Selling Debentureholder that the Debentures pledged by it pursuant to the Pledge are not subject to any “adverse claim” as defined in the STA created by, through or under such Underwriter.

3.2	Delivery of Pledged Collateral

In addition to the Global Debenture Certificate to be delivered to the Custodian pursuant to Section 2.1, all other instruments representing or evidencing the Pledged Collateral shall be delivered to and held by the Custodian pursuant hereto in Ontario as agent for, and in trust for, the Selling Debentureholder as security for the Payment Obligations and shall be accompanied by executed instruments of transfer or assignment in favour of the Custodian, all in form and substance satisfactory to the Custodian and the Selling Debentureholder, acting reasonably.

3.3	Release of Pledged Collateral

As soon as practicable after the Final Instalment Time, provided the Final Instalment has been duly paid in accordance with and subject to the conditions hereof, the Custodian, on behalf of the Selling Debentureholder, shall discharge and release the Pledged Collateral held in respect of each such Instalment Receipt in accordance with Section 5.2.

3.4	Realization on Pledged Collateral

(a)           If the Final Instalment is not paid in full by the Final Instalment Time then, following such time, all of the amounts owing to the Selling Debentureholder hereunder by the relevant Defaulting Purchaser shall immediately be due and payable and the Selling Debentureholder may, in its sole discretion, elect to realize on the Pledged Collateral relating to such Defaulted Instalment Receipt then remaining in the possession of the Custodian in either of the following ways:

(i)	immediately following the Final Instalment Time or at any time thereafter, the Selling Debentureholder may advise the Custodian, in writing, that the Selling Debentureholder will acquire such Pledged Collateral then remaining in the possession of the Custodian relating to any Defaulted Instalment Receipt in full satisfaction of the Payment Obligations secured thereby and for no additional consideration, and in such event the Custodian shall give such notice to the Defaulting Purchasers of the Selling Debentureholder’s determination to accept the Pledged Collateral, and do all such other things as counsel for the Selling Debentureholder shall advise are required by applicable law in order to permit such acquisition of the Pledged Collateral. The Custodian shall not release the Pledged Collateral to the Selling Debentureholder until it has received an opinion of counsel for the Selling Debentureholder that all provisions of applicable law have been complied with to entitle the Selling Debentureholder to acquire such Pledged Collateral; or

(ii)	immediately following the Final Instalment Time or at any time thereafter, the Selling Debentureholder may direct the Custodian in writing to dispose of (by one or more dispositions), on behalf of the Selling Debentureholder, all such Pledged Collateral then remaining in the possession of the Custodian relating to any Defaulted Instalment Receipt other than Defaulted Instalment Receipts of Defaulting Purchasers against which the Selling Debentureholder is unable, due to the application of applicable law or otherwise, to enforce such a remedy. The Custodian hereby agrees, subject to receiving an opinion of counsel to the Selling Debentureholder that all provisions of applicable law have been complied with to entitle them to dispose of the Pledged Collateral, to comply with all written instructions received by it from the Selling Debentureholder with respect to such disposition and to conduct such disposition or cause to be conducted such disposition as soon as practicable thereafter and in a manner consistent with commercially reasonable practice. Such disposition by the Custodian or a person so employed or engaged by the Custodian pursuant to this Section 3.4(a)(ii),

(A)	of securities which are listed and posted for trading on a stock exchange, shall be made in accordance with the rules of that exchange or if listed for trading on one or more stock exchange, then on the exchange on which there has been the largest number of such securities traded in the preceding 30 trading days unless, in each case, the Selling Debentureholder advises the Custodian in writing that, in its opinion, sale in such manner cannot be completed within a reasonable period of time without a material adverse effect on the trading price of such securities on such exchange, and

(B)	of any property that does not consist of listed securities or property which consists of listed securities which is not disposed of on a stock exchange in accordance with paragraph (A) above, shall be made by private or public sale in such commercially reasonable manner as the Custodian, in consultation with the Selling Debentureholder, shall determine, provided that each disposition of property by the Custodian under this Section 3.4(a)(ii) shall be of a pro rata fraction of the Pledged Collateral in respect of all Defaulted Instalment Receipts of Defaulting Purchasers (other than a Defaulted Instalment Receipt of a Defaulting Purchaser against which the Selling Debentureholder is unable, due to the application of applicable law or otherwise, to enforce such remedy).

(b)           As soon as reasonably practicable after the sale of any Pledged Collateral pursuant to Section 3.4(a)(ii), the Custodian shall pay all of the proceeds thereof to the Selling Debentureholder until the Selling Debentureholder shall have been paid in full for all outstanding Payment Obligations applicable to the Defaulted Instalment Receipts (other than Defaulted Instalment Receipts of Defaulting Purchasers against which the Selling Debentureholder is unable, due to the application of applicable law or otherwise, to enforce the remedy under Section 3.4(a)(ii)). Thereafter, any remaining proceeds realized by the Custodian shall be paid, without interest, net of any Withholding Tax, to the relevant Defaulting Purchaser as soon as practicable. If the amount of the proceeds of sale or other disposition of the Pledged Collateral attributable to a Defaulting Purchaser’s Defaulted Instalment Receipts is less than the aggregate of the outstanding Payment Obligation applicable to the Defaulting Purchaser’s Defaulted Instalment Receipts, the Defaulting Purchaser shall be and remain liable to pay to the Selling Debentureholder, on demand, an amount equal to the deficiency.

(c)           Any payments to be made to a Defaulting Purchaser under Section 3.4(b) hereof shall be made by wire transfer or by sending a cheque to the Defaulting Purchaser, or in the case of joint Registered Holders, to the First Named, to the address of the Defaulting Purchaser or such First Named as it appears on the Register. Where payment is made by cheque, the sending of a cheque shall satisfy and discharge any liability for the money represented thereby unless such cheque is not paid on due presentation. Neither the Custodian, the Company nor the Selling Debentureholder shall be liable or responsible for any loss or delay in transmission of such cheque. Notwithstanding the foregoing, in the event of the non-receipt of any such cheque by such Defaulting Purchaser or the loss, theft or destruction thereof, the Custodian or the Selling Debentureholder, as the case may be, upon being furnished with reasonable evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it shall issue to such Defaulting Purchaser a replacement cheque for the amount of such cheque. To the extent permitted by law, any such payment that is represented by a cheque which has not been presented for payment within one year after the date on which it was issued or which otherwise remains unclaimed for a period of one year after such date of issue shall be paid to the Selling Debentureholder, and thereafter any Defaulting Purchaser may look only to the Selling Debentureholder for payment of the amounts due under Section 3.4(b). The Selling Debentureholder will be entitled to receive from time to time, upon demand made to the Custodian, any interest or other earnings on amounts held by or on behalf of the Custodian.

(d)           The procedures, rights and remedies set out in this Section 3.4 (other than under Section 3.4(a)(i), which if exercised shall be in full satisfaction of the Payment Obligation with respect to any Defaulted Instalment Receipts) shall be in addition to, and not in derogation of, any right or remedy that is available to the Selling Debentureholder at law against a Defaulting Purchaser, including those of an unpaid vendor, and the exercise of or failure to exercise any right or remedy (under applicable law or pursuant to this Section 3.4) either in whole or in part shall not bar the exercise of any right or remedy in relation to any failure to satisfy the Payment Obligation with respect to any Defaulted Instalment Receipts, including the right to claim from any Defaulting Purchaser any deficiency between the proceeds of any realization of the Pledged Collateral received by the Selling Debentureholder under this Section 3.4 and the aggregate of the Payment Obligations with respect to such Defaulting Purchaser’s Defaulted Instalment Receipts, which deficiency each Defaulting Purchaser is deemed to have agreed to pay to the Selling Debentureholder without further notice or demand. The Selling Debentureholder’s inability, due to application of applicable law or otherwise, to enforce a remedy against any person shall not affect the Selling Debentureholder’s right to enforce such remedy (or any other remedy) against any other person.

(e)           Following realization of the Pledged Collateral in accordance with this Section 3.4 and termination of the Pledge pursuant to Section 3.7, the corresponding Instalment Receipt shall be cancelled on the Register upon receipt by the Registrar of the Instalment Receipt Certificate.

3.5	Liability of Selling Debentureholder, Company and Custodian

None of the Selling Debentureholder, the Company and the Custodian shall, in respect of any acquisition or realization of the Pledged Collateral pursuant to Section 3.4, be liable or responsible to any Defaulting Purchaser or Defaulting Beneficial Owner or, in the case of the Custodian, to the Selling Debentureholder and the Company, for any delay or failure to effect realization or to give notice of or to do any other thing required in connection with the acquisition or disposition of the Pledged Collateral, for any inability to obtain the best or most favourable price for any of the Pledged Collateral or for any accounting on realization or disposition, other than, in the case of the Custodian, in the event of fraudulent conduct or negligence. The Custodian shall provide the Selling Debentureholder and, upon written request, any Registered Holder with reasonable particulars of the discharge of its duties hereunder which, absent manifest error, shall as regards the Selling Debentureholder, the Defaulting Purchaser and the Defaulting Beneficial Owners be conclusive of the sums received and the settlement of accounts unless objected to within 30 days after receipt of such particulars.

3.6	Relationship of the Parties

It is acknowledged and agreed that, notwithstanding any other provision of this Agreement, the Custodian is acting hereunder as the exclusive agent of, and securities intermediary for and on behalf of, the Selling Debentureholder, and not as the agent of, or as trustee for, any Registered Holder or Beneficial Owner.

3.7	Continuing Pledge and Termination

The Pledge shall remain in full force and effect with respect to each Debenture (and any related Pledged Collateral) until the Final Instalment Time provided that payment in full of the Payment Obligation in respect of such Debenture has been made or, if the Payment Obligation is not satisfied by the Final Instalment Time, then until such time as all of the Pledged Collateral securing the Payment Obligation relating to the Defaulted Instalment Receipts shall have become the property of the Selling Debentureholder free from all rights and interests of any person whose interest in the Pledged Collateral is subordinate to that of the Selling Debentureholder, or shall have been sold and the proceeds thereof shall have been delivered by the Custodian to the Selling Debentureholder pursuant to Section 3.4 hereof and any deficiency resulting from such sale shall have been paid to the Selling Debentureholder by the Defaulting Purchaser.

3.8	Further Assurances

Each of the parties hereto agrees (and to the extent the Purchasers have transferred Instalment Receipts, such transferees shall be deemed to have agreed) that at any time and from time to time, at the expense of the Selling Debentureholder, it will promptly execute and deliver all further instruments and documents, and take all further action as, in the opinion of counsel to the Selling Debentureholder, is necessary or desirable in order to preserve, perfect and protect the Pledge and the rights of the Selling Debentureholder reserved or granted hereunder or to enable the Custodian to exercise and enforce on behalf of the Selling Debentureholder the rights and remedies hereunder and under the Defaulted Instalment Receipts with respect to the Pledged Collateral.

3.9	Representations and Warranties and Covenants of the Custodian

The Custodian hereby covenants and agrees with the Selling Debentureholder that:

(a)	its appointment as custodian and security agent hereunder may be terminated by the Selling Debentureholder upon any change of control of the Custodian;

(b)	it shall act as a securities intermediary (as defined in the STA) for and on behalf of the Selling Debentureholder and will comply with entitlement orders (as defined in the STA) that are originated by the Selling Debentureholder without further consent of the Underwriters, any Purchaser or any Registered Holder; and

(c)	for so long as it continues to hold any Pledged Collateral on behalf of the Selling Debentureholder pursuant to this Agreement:

(i)	it shall physically hold in the Province of Ontario all documents constituting or evidencing the Pledged Collateral, including without limitation, security certificates, cash, cheques, financial instruments or any other forms of property; and

(ii)	it shall at all times hold the Pledged Collateral on a secure and segregated basis separate and apart from its general assets and the assets of any third party.

ARTICLE 4
TRANSFER OF INSTALMENT RECEIPTS

4.1	Transfers of lnstalment Receipts

(a)           A Registered Holder may transfer Instalment Receipts in the manner and subject to the terms set out in this Article 4, Section 8.8 and the Conditions, and the Registrar shall register all transfers received by it that comply with such provisions. In accordance with Section 1.9, any transfers of security entitlements (as defined in the STA) by or between Beneficial Owners through CDS Participants shall occur in accordance with Applicable Procedures.

(b)           Title to Instalment Receipts shall be transferable by delivery of the Instalment Receipt Certificate relating thereto when properly endorsed or accompanied by proper instruments of transfer in suitable form satisfactory to the Custodian for transfer by delivery with the same effect as in the case of a negotiable instrument; provided that registration of transfer shall be necessary to become a Registered Holder and that pursuant to Section 2.6, the Company, the Custodian and the Selling Debentureholder shall, subject to applicable law and Section 1.9, treat the Registered Holder of an Instalment Receipt as the legal and beneficial owner thereof. Notwithstanding the foregoing, except as expressly permitted by Section 4.4, Section 4.5, Section 5.3(b) or otherwise by the Selling Debentureholder, delivery of Instalment Receipts may not transfer title thereto after the Final Instalment Time, and the Registrar shall not register any transfer of an Instalment Receipt after the Final Instalment Time.

(c)           If any Instalment Receipt Certificate shall become defaced, lost or destroyed, then it may be replaced on such terms as to evidence and indemnity as the Registrar and Selling Debentureholder may think fit, acting reasonably, including in the case of defacement, surrender of the defaced Instalment Receipt Certificate. In the case of loss or destruction, the Registered Holder shall also pay to the Registrar (if demanded) all expenses incidental to the investigation of evidence of loss or destruction and the preparation of the requisite form of indemnity as aforesaid.

(d)           To the extent not inconsistent with the terms of this Agreement, the provisions of the STA respecting the transfer of securities shall apply, mutatis mutandis, to the transfer of Instalment Receipts (including the security entitlements relating thereto).

4.2	Assumption by Transferee and Release of Transferor

As partial consideration payable to the transferor (and in addition to any consideration payable in cash) for the acquisition of an Instalment Receipt and of beneficial ownership of the Related Debenture in accordance with the provisions of this Agreement (or the Applicable Procedures, as applicable), the transferee thereof shall be deemed to have acknowledged and agreed to be bound by the Conditions and this Agreement upon becoming a Registered Holder (or Beneficial Owner) of such Instalment Receipt. Without limiting the generality of the foregoing, and as partial consideration for the acquisition of such Instalment Receipt and of beneficial ownership of the Related Debentures, the transferee shall be deemed to have assumed the Payment Obligation of the transferor in respect of such Instalment Receipt and to have acquired its beneficial ownership of the Related Debentures subject to the Pledge. Each such transferee, by becoming the Registered Holder of an Instalment Receipt, shall be deemed to confirm its assumption of such Payment Obligation and the continuation of the Pledge, and to have agreed that its rights and obligations (including the Payment Obligation) in respect of the Instalment Receipts and the Related Debentures shall be governed by this Agreement and the Trust Indenture, as applicable. Subject to Section 4.3, upon the registration of such transferee as the Registered Holder of an Instalment Receipt, the transferor thereof shall cease to have any further rights or obligations (including the Payment Obligation) under this Agreement and the Trust Indenture, as applicable, with respect to such Instalment Receipt or the Related Debentures. Notwithstanding the foregoing provisions of this Section 4.2, upon the registration in the Register of the transfers of the Global Instalment Receipt Certificate representing all of the Debentures delivered at Closing and, if applicable, the Over- Allotment Debenture Certificate delivered at the Over-Allotment Closing, the Underwriters shall cease to have any further rights under this Agreement and the Trust Indenture, as applicable, with respect to such Debentures and no recourse may be had against any of them in respect of any obligations (including the Payment Obligations) under or pursuant to such Instalment Receipts except by way of enforcement against the Pledged Collateral as provided in this Agreement (where the Underwriters are Registered Holders or Beneficial Owners as at the Final Instalment Time), and the liability of the Underwriters in respect of such Instalment Receipts shall be limited to the extent, if any, that such liability may be required for the purposes of enforceability and enforcement of the Pledge (where the Underwriters are Registered Holders or Beneficial Owners as at the Final Instalment Time).

4.3	Limitation on Transfers of Instalment Receipt Certificates Registered in the Name of CDS

If an Instalment Receipt Certificate is registered in the name of CDS or such other name as requested by an authorized representative of CDS, any transfer, pledge or other use of such Instalment Receipt Certificate for value or otherwise by or to any person is wrongful since the registered owner thereof, CDS, has an interest therein and, except as otherwise provided in this Agreement, the Instalment Receipt Certificate may be transferred, in whole but not in part, only to a nominee of CDS or to a successor depositary or to a nominee of such successor depositary. Neither such Instalment Receipt represented by such Instalment Receipt Certificate nor any rights or obligations under such Instalment Receipt shall otherwise be transferred or assigned by CDS without the prior written consent of the Selling Debentureholder.

4.4	Termination of Book-Entry Only System and Definitive Certificates

(a)           If:

(i)	the Selling Debentureholder advises the Custodian in writing that CDS is no longer willing or able to discharge properly its responsibilities as depositary under the Book-Entry Only System with respect to Instalment Receipts and the Selling Debentureholder is unable to locate a qualified successor;

(ii)	the Selling Debentureholder advises the Custodian in writing that it has elected to terminate the Book-Entry Only System with respect to Instalment Receipts through CDS; or

(iii)	the Representative Underwriters advise the Custodian in writing that they require the Selling Debentureholder to terminate the Book-Entry Only System with respect to Instalment Receipts through CDS, the Custodian shall so notify CDS in writing and request that CDS notify all Beneficial Owners of the occurrence of any such event and of the availability to Beneficial Owners of definitive Instalment Receipt Certificates. Upon the surrender by CDS to the Custodian of the Global Instalment Receipt Certificate, the Selling Debentureholder shall execute and deliver and the Custodian shall certify, issue and deliver definitive Instalment Receipt Certificates in accordance with the instructions of CDS. Such definitive Instalment Receipt Certificates shall bear the corresponding restrictive legends, if any. Neither the Selling Debentureholder, the Representative Underwriters nor the Custodian shall be liable for any delay in delivery of such instructions. Upon the creation and delivery of definitive Instalment Receipt Certificates, the Custodian and the Registrar shall recognize the holders of definitive Instalment Receipt Certificates as Registered Holders of Instalment Receipts.

(b)           Notwithstanding anything in Section 4.4(a), any notice to the Custodian regarding the termination of the Book-Entry Only System pursuant to Section 4.4(a) shall concurrently be given to the TSX and such notice shall be provided at least 30 days prior to the termination of the Book-Entry Only System.

4.5	Transfer by an Intermediary

In the event that:

(a)	an Intermediary is the Registered Holder of an Instalment Receipt at or after the Final Instalment Time;

(b)	such Intermediary holds the Instalment Receipt on behalf of a Beneficial Owner; and

(c)	such Beneficial Owner has failed to pay in full, or cause to be paid in full, when due, to the Custodian the Final Instalment in respect of the Instalment Receipts held on its behalf by such Intermediary (any such Beneficial Owner being referred to as a “Defaulting Beneficial Owner”), then, forthwith after the Final Instalment Time, but in any event prior to the Selling Debentureholder having realized upon the Pledged Collateral in accordance with Section 3.4, such Intermediary may, notwithstanding anything in this Agreement to the contrary, cause to be transferred into the name of such Defaulting Beneficial Owner the Instalment Receipts held by such Intermediary on behalf of such Defaulting Beneficial Owner and the Registrar shall register such transfer into the name of such Defaulting Beneficial Owner, when properly endorsed or accompanied by proper instruments of transfer in suitable form satisfactory to the Registrar, subject to the Pledge.

4.6	Deemed Warranty

Notwithstanding the provisions of Section 4.2, a person, including a transferor, who, directly or indirectly or through Intermediaries, requests registration of the transfer of an Instalment Receipt, is deemed to warrant its authority to do so as or on behalf of the transferee.

ARTICLE 5
PAYMENT OF FINAL INSTALMENT

5.1	Sending of Final Instalment Notice

(a)           The Final Instalment Notice shall be issuable, at the option of the Selling Debentureholder, at any time following the Closing, in accordance with the following provisions. If the Approval Conditions are satisfied on or prior to September 8, 2017, the Selling Debentureholder shall, as soon as practicable following the satisfaction of the Approval Conditions and in any event, no later than September 8, 2017:

(i)	if Instalment Receipts are held in the Book-Entry Only System of CDS, cause to be issued, through the facilities of CDS, a notice containing substantially the details set out in the form attached as Schedule B with such additional information as the Selling Debentureholder, CDS or the TSX may reasonably require; or

(ii)	if Instalment Receipts are not held in the Book-Entry Only System of CDS, cause to be delivered or sent by first class prepaid mail to each Registered Holder (as determined on a date being not more than 14 days before the date on which the notice is delivered or mailed), with a copy to the Custodian, a notice substantially in the form attached as Schedule B with such additional information as the Selling Debentureholder or the TSX may reasonably require (either such notice in (i) or (ii), the “Final Instalment Notice”); and

(iii)	in either case:

(A)	issue or cause to be issued a press release in both the English and French languages (i) confirming that all Approval Conditions have been fulfilled to the satisfaction of the Company, (ii) setting the Final Instalment Date (which shall not be less than 15 days nor more than 90 days following the date that such notice is first given) and (iii) advising holders of their ability to exercise the conversion privilege with respect to Debentures represented by their Instalment Receipt concurrently with the payment of the Final Instalment; and

(B)	cause to be published (i) once in the Report on Business section of a weekly national edition of The Globe and Mail, and (ii) once in a French language newspaper of wide circulation in the province of Québec, such as La Presse or Le Devoir, a notice stating the Final Instalment Time and the amount of the Final Instalment that shall be due in respect of each Related Debenture. Such notice shall also contain a statement substantially to the following effect:

“Failure by a holder of Instalment Receipts to pay the Custodian the total amount of the final instalment on the Debentures that are represented by his or her Instalment Receipt at or before 3:30 p.m. (Toronto time) on the Final Instalment Date as provided in the Instalment Receipt Agreement may result in such Debentures being forfeited to the Selling Debentureholder in satisfaction of the obligations of the holder of Instalment Receipts in respect of such Debentures, or being sold by the Custodian. In the event of a sale, the holder will be responsible for his or her portion of the Costs of Sale (to a maximum of $25 per $1,000 principal amount of Debentures) and will be liable for any deficiency as and to the extent provided for in the Instalment Receipt Agreement.

The Instalment Receipts are currently registered in the name of, and held by or on behalf of, The Canadian Depository for Securities Limited (“CDS”) as custodian for its participants. Beneficial interests in the Instalment Receipts, constituting ownership of the Instalment Receipts, are represented through book-entry accounts of institutions acting on behalf of beneficial owners, as direct and indirect participants of CDS, rather than by definitive certificates. A beneficial holder of Instalment Receipts who wishes to take any action under the Instalment Receipt Agreement and whose Instalment Receipts are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to take such action.”

provided that such notice shall be amended accordingly in the event that Instalment Receipts are no longer held through the Book-Entry Only System.

(b)           Any failure to give a notice in the manner set out in this Section 5.1 and/or any failure of a Registered Holder or Beneficial Owner of Instalment Receipts to receive such notice shall not affect the obligations of any such person under this Agreement to pay the Final Instalment at or before the Final Instalment Time.

5.2	Due Payment of Final Instalment

Subject to Section 6.2, upon presentation and surrender by a Registered Holder of an Instalment Receipt Certificate and due payment to the Custodian at or prior to the Final Instalment Time of all amounts payable in respect of the Final Instalment for the Related Debentures (such Debentures, the “Fully Paid Debentures”), the Selling Debentureholder and the Custodian shall, as applicable, take or cause to be taken the following actions as soon as practicable after the Final Instalment Time:

(a)	the Custodian shall deliver such payment to the Selling Debentureholder;

(b)	if there are any Defaulted Instalment Receipts:

(i)	the Registrar shall, by notation made on the Global Instalment Receipt Certificate, reduce the Global Instalment Receipt Certificate so that such certificate represents only the Debentures represented by the Defaulted Instalment Receipts; and

(ii)	the Registrar shall, by notation made on the Global Debenture Certificate held by the Custodian on account of the Pledge, reduce the value of the Global Debenture Certificate to an amount equal to the aggregate principal amount of Debentures represented by Defaulted Instalment Receipts;

(c)	to the extent that, concurrently with payment of the Final Instalment, the conversion privilege pursuant to Section 5.2 of the Trust Indenture in respect of the Related Debentures represented by Instalment Receipts has been properly exercised, Common Shares registered in the name of CDS or its nominee, representing the total number of fully paid Common Shares properly issued in connection with the conversion of Debentures shall be delivered to CDS or its nominee;

(d)	to the extent that Debentures are not converted into Common Shares concurrently with the payment by Registered Holders of the Final Instalment, one or more new global Debenture certificates registered in the name of CDS or its nominee, representing the total number of Fully Paid Debentures not converted into Common Shares, shall be delivered to the Custodian who shall promptly deliver, or cause to be delivered, such new certificates to CDS or its nominee for entry into the Book-Entry Only System; and

(e)	the Custodian shall discharge and release the Pledged Collateral in respect of all Fully Paid Debentures without any further action.

Notwithstanding any payment of the Final Instalment prior to the Final Instalment Time, no Registered Holder of Instalment Receipts shall be registered or recorded as a holder of Related Debentures or Common Shares (where an election to convert Debentures into Common Shares is made concurrently with the payment of the Final Instalment) until the Business Day following the Final Instalment Date.

5.3	Default in Payment of Final Instalment

(a)           The Custodian shall, as soon as practicable after the Final Instalment Time, notify the Selling Debentureholder of the principal amount of Related Debentures for which the Registered Holder has failed to effect payment of the Final Instalment in respect of such Related Debentures by the Final Instalment Time. If the Custodian has not received payment of the Final Instalment from a Registered Holder at the Final Instalment Time then, subject to Section 4.5, Section 5.3(b) and applicable law, such Defaulting Purchaser shall have no further right to pay such Final Instalment and to become the registered holder of such Related Debentures and the rights and obligations of such Defaulting Purchaser shall be those set forth in Section 3.4, unless the Selling Debentureholder instructs the Custodian in writing that it wishes to waive its right to assert the termination of such Defaulting Purchaser’s rights as aforesaid in respect of any or all of such Defaulting Purchaser’s Defaulted Instalment Receipts pursuant to Section 11.7 hereof (but any such waiver by the Selling Debentureholder in respect of any Defaulting Purchaser (i) shall be in the sole discretion of the Selling Debentureholder and (ii) shall in no way impair the Selling Debentureholder’s right to assert such right against any other Defaulting Purchaser’s Defaulted Instalment Receipts or the subsequent reassertion of such right from time to time against such Defaulting Purchaser, subject to the terms of the waiver, against such Defaulting Purchaser’s Defaulted Instalment Receipts). Notwithstanding the provisions of Article 7, the voting rights of a Defaulting Purchaser with respect to any Related Debentures represented by such Defaulting Purchaser’s Defaulted Instalment Receipts shall, immediately following the Final Instalment Time, cease and become exclusively and fully vested in the Selling Debentureholder.

(b)           Notwithstanding the foregoing, in the event that, at the Final Instalment Time, CDS is a Defaulting Purchaser hereunder, as Registered Holder on behalf of all or some of the Beneficial Owners, CDS shall, in accordance with Applicable Procedures, provide the Custodian as soon as practicable following the Final Instalment Time a list of Proximate Intermediaries, with full registration particulars thereof, that have not made full payment to CDS of the Final Instalment on or before the Final Instalment Time on its own behalf or on behalf of all applicable Beneficial Owners, as the case may be. Forthwith after the Final Instalment Time, but in any event prior to the Selling Debentureholder having realized upon the Pledged Collateral in accordance with Section 3.4, CDS, the Selling Debentureholder or a Proximate Intermediary may, notwithstanding anything in this Agreement to the contrary, cause to be transferred into the name of the Proximate Intermediaries the Defaulted Instalment Receipts held by such Proximate

Intermediaries and the Registrar shall, subject to Section 4.5, register such transfer into the name of such Proximate Intermediaries.

ARTICLE 6
REDEMPTION AND PURCHASE

6.1	Redemption and Purchase of Debentures

If the Debentures are required to be redeemed by the Company in accordance with the terms of the Trust Indenture on or prior to the Final Instalment Date, the Company shall, in respect of each Instalment Receipt outstanding on the date of such redemption (the “Redemption Date”), pay (or cause to be paid) to the Selling Debentureholder, on behalf of the Registered Holder thereof, an amount equal to the Final Instalment owing by such Registered Holder to the Selling Debentureholder in satisfaction of the Final Instalment, being $667 per $1,000 principal amount of Related Debentures, and pay the balance to the Registered Holder, being the sum of $333 per $1,000 principal amount of Debentures together with all interest accrued and unpaid thereon to, but excluding, the date of such redemption (the “Net Redemption Amount”).

6.2	Notice or Redemption and Purchase

Upon receipt by the Custodian (as the registered holder of Debentures) of notice of redemption of the Debentures, pursuant to the Trust Indenture, where the date fixed for such redemption is prior to the Final Instalment Date, the Custodian shall, as soon as practicable thereafter, cause to be sent to each Registered Holder as determined on a date being not more than 10 days before the date on which such notice is sent, notice of such redemption and the application of a portion of the redemption proceeds to the satisfaction of the Payment Obligation owed to the Selling Debentureholder in respect of the Related Debentures. Any such notice shall be in a form consistent with the Redemption Notice provided for in the Trust Indenture and, in any event shall (i) specify the event giving rise to redemption, the Redemption Date, the Net Redemption Amount and the place of payment, (ii) state that from and after such Redemption Date the Registered Holder shall have no interest whatsoever in the Related Debentures and no Payment Obligation in respect thereof shall remain outstanding, and (iii) if applicable, state that any Final Instalment Notice previously delivered and any Final Instalment Date set out therein are deemed to be revoked with no further force or effect.

6.3	Redemption

Notice having been given as aforesaid, all Related Debentures in respect of which Instalment Receipts are outstanding as of the Redemption Date shall thereupon be redeemed by the Company, anything herein to the contrary notwithstanding, and from and after such Redemption Date, if the money necessary to redeem such Debentures shall have been deposited as provided in Section 6.4, the Registered Holders shall have no interest whatsoever in the Related Debentures.

6.4	Deposit of Redemption Money

The Company shall provide for the redemption under this Article 6 of Related Debentures by (a) depositing with the Custodian, or any paying agent pursuant to the order of the Custodian, on or prior to the Redemption Date, such sum as may be sufficient to pay to the Registered Holders the Net Redemption Amount in respect of all Related Debentures on the Redemption Date and (b) paying an amount equal to the Final Instalment to the Selling Debentureholder on behalf of the Registered Holders in satisfaction of such Registered Holders’ Payment Obligations. From the sums so deposited the Custodian shall pay or cause to be paid to the Registered Holders, upon surrender of their Instalment Receipt Certificates, the amounts to which they are respectively entitled.

6.5	Surrender and Cancellation of Instalment Receipt Certificates

(a)           If the Related Debentures shall be redeemed pursuant to this Article 6 and the Trust Indenture, and the Instalment Receipts are evidenced by a Global Instalment Receipt Certificate, such Global Instalment Receipt Certificate shall be surrendered to the Custodian and marked cancelled and no Instalment Receipt Certificates shall be created and delivered in substitution therefor.

(b)           If the Related Debentures are no longer represented by a Global Instalment Receipt Certificate and the Related Debentures shall be redeemed pursuant to the Trust Indenture and this Article 6, the person presenting the Instalment Receipt Certificate evidencing ownership of such Related Debentures must surrender the same for cancellation. All Instalment Receipt Certificates surrendered in this manner shall forthwith be delivered to the Custodian for cancellation and no Instalment Receipt Certificates shall be created and delivered in substitution therefor.

6.6	Covenant of the Company Regarding Redemption Amount

The Company hereby covenants and agrees that it will, at all times, until the earlier of the Redemption Date and the Final Instalment Date maintain readily available capacity under the Revolving Facilities, or have cash on hand together with such available capacity, in an amount at least equal to the net proceeds of the First Instalment paid on the date of Closing and the Over-Allotment Closing in the event of a possible mandatory redemption under the Trust Indenture.

ARTICLE 7
RIGHTS OF HOLDERS

7.1	Payment of Final Instalment and Receipt of Related Debentures

(a)           Subject to the Trust Indenture and the Applicable Procedures, the Registered Holder of an Instalment Receipt shall have the right, following the Final Instalment Time, to be registered in the register of holders of Debentures and to receive a debenture certificate free and clear of any encumbrance (including the Pledge) provided payment of the Final Instalment has been made at or prior to the Final Instalment Time pursuant to Section 5.2.

(b)           By purchasing Debentures and receiving and holding Instalment Receipts upon payment of the First Instalment (in the form of the Global Instalment Receipt Certificate held by CDS), the Purchasers and any subsequent Beneficial Owners thereof will be conclusively deemed to have acknowledged and agreed (i) to be bound by this Agreement, (ii) as part of the consideration payable to the transferor for the acquisition of the Instalment Receipts and of the beneficial ownership of the Related Debentures (and in addition to any consideration payable in cash) that the Beneficial Owner has assumed and is bound to pay the Final Instalment in respect of the Debentures represented by such Instalment Receipts at or before the Final Instalment Time, (iii) that the Debentures are and will continue to be pledged to the Selling Debentureholder to secure the Payment Obligations and that the Representative Underwriters (on behalf of the Underwriters) are authorized on their behalf (and without recourse to the Representative Underwriters) to grant the Pledge, (iv) that the Beneficial Owner’s rights in respect of the Related Debentures are and will continue to be subject to the provisions of this Agreement and the Trust Indenture, and (v) that the Pledge is and will remain in effect and be binding and effective notwithstanding any prior, concurrent or subsequent transfer of or other dealings with the Instalment Receipts from time to time representing the Debentures and the rights and obligations represented or arising thereby.

7.2	Distributed Property

Subject to the provisions of Section 7.12 hereof, whenever at any time after the date hereof and on or before the Final Instalment Date, the Registered Holders of Debentures are entitled to receive Distributed Property, the Custodian shall as promptly as commercially reasonable and in a commercially reasonable manner sell or cause to be sold the Distributed Property, including a sale for cash in the market or by tender or by private contract, on such date or dates and at such price or prices as the Custodian (after consultation with the Selling Debentureholder) in its discretion shall determine. The Custodian shall deliver or cause to be delivered such Distributed Property to the purchaser or purchasers thereof at the discretion of the Custodian in order to effect such sales, and the Custodian shall unconditionally and irrevocably direct the purchaser or purchasers of such Distributed Property to pay the purchase price therefor (a) in an amount equal to the Custodian’s costs of disposition, to the Custodian and (b) the amount of the balance to the Custodian for remittance to Registered Holders of Instalment Receipts. Nothing in the foregoing sentence shall be construed as requiring the Custodian to deliver any Distributed Property to a purchaser thereof prior to the concurrent receipt of the net proceeds referred to in such sentence. The Custodian shall then determine the pro rata portion of the Sale Proceeds applicable to all Related Debentures and shall, as soon as practicable, remit to the Registered Holders of Instalment Receipts representing such Related Debentures, of record on the record date determined pursuant to Section 7.10 hereof, their portion of the Sale Proceeds from such sale (in the case of non-resident Registered Holders, net of any applicable Withholding Tax required to be remitted by the Custodian to any applicable governmental authority in respect of the distribution of Distributed Property), without interest; the Custodian shall forthwith provide proof to the Selling Debentureholder and the Company, upon request, of the appropriate remittance of any such Withholding Tax. Pending the sale of the Distributed Property, all Distributed Property will be registered in the name of the Custodian and held by it as Pledged Collateral.

7.3	Interest

(a)           Any interest payment (including, for greater certainty, any Make-Whole Payment) in respect of the Debentures payable to holders of record of the Debentures on a date after the date hereof and on or before the Final Instalment Date shall, forthwith after receipt thereof by the Custodian (as the registered holder of Debentures), be remitted by the Custodian (net of any applicable Withholding Tax) to the Registered Holders of record on the payment date (to be handled in accordance with Section 1.9 if CDS is the Registered Holder) for such interest payment determined pursuant to Section 7.10.

(b)           Any interest payments (including, for greater certainty, any Make-Whole Payment) paid after the Final Instalment Date on Related Debentures evidenced by Defaulted Instalment Receipts that have not, at the time of payment, been acquired or realized upon in accordance with the provisions of Section 3.4, shall be paid by the Custodian to the Selling Debentureholder on account of the Payment Obligations in respect of the Defaulted Instalment Receipts of the Defaulting Purchasers.

(c)           For so long as the Debentures are registered in the name of the Custodian, the Custodian hereby directs the Company to remit interest payments under the Related Debentures (net of any applicable Withholding Tax) to the Registered Holders entitled thereto pursuant to Section 7.3(a) in a manner such that such interest payments will be remitted to the Registered Holders entitled thereto at the same time as (or as soon as practicable after) interest payments would be remitted to holders of Debentures under the Trust Indenture if the Debentures were not evidenced by Instalment Receipts and were evidenced by one or more Global Debentures (as defined in the Trust Indenture).

7.4	Meetings of the Company and Voting

(a)           Whenever the Company proposes to convene a meeting of its Debentureholders, it shall give sufficient advance notice of such intention to the Custodian (such information to be kept confidential by the Custodian if the Company so specifies until it is publicly announced by the Company) to enable the Custodian to make appropriate preparations for compliance with the following requirements of this Section 7.4 with respect to all Registered Holders. The Custodian or its agent shall provide the Company with a list of the Registered Holders as of the applicable record date as soon as practicable thereafter, together with their addresses as set forth in the Register and the number of Related Debentures represented by the Instalment Receipt held by each such Registered Holder, to enable the Company to send to each Registered Holder, in the manner provided in this Agreement and within all time periods required by applicable law (including the requirements of National Instrument 54-101 respecting communication with Beneficial Owners), a copy of the notice of the meeting and all other materials sent to the holders of Debentures along therewith, at the same date (or so soon thereafter as is reasonably practicable) as such is sent to the holders of such Debentures. The Company shall, subject to receiving the necessary cooperation from the Custodian (which the Custodian agrees to provide), provide and enclose with such copy of the notice a form of appointment whereby the Registered Holder of an Instalment Receipt may appoint a person (who may be such Registered Holder) as proxyholder in relation to the Related Debentures to act and vote at the meeting substantially to the same extent as if the Registered Holder of the Instalment Receipt was the registered holder of the Related Debentures. Such forms shall otherwise be drawn in such manner and with such content as the Custodian and the Company may approve (such approval not to be unreasonably withheld or delayed) and in any event shall be subject to compliance with the Articles of the Company, the Trust Indenture and all applicable laws. A Registered Holder appointed as proxyholder in a form of proxy may attend and vote at the meeting.

(b)           If any Registered Holder following the sending of the forms referred to in Section 7.4(a) shall transfer its Instalment Receipt or any part thereof, the provisions of the Trust Indenture shall apply to such Registered Holder as if such holder had been the registered holder of the Related Debentures and had transferred the ownership thereof after the applicable record date.

(c)           If, in respect of any meeting of the Debentureholders, any Registered Holder of an Instalment Receipt fails to exercise or is lawfully prevented from exercising its right under this Agreement to be represented at such meeting, neither the Custodian nor any person on its behalf shall exercise at such meeting the voting rights attached to the Related Debentures and the Registered Holder shall not be entitled to object.

(d)           The Custodian shall not agree to shorten a notice or to waive notice of any meeting of Debentureholders or sign a resolution in writing pursuant to the Act without first obtaining the authorization of Registered Holders in accordance with Article 10 hereof.

7.5	General

(a)           Where a Registered Holder, if it was registered as holder of Related Debentures, would have some right under statute not otherwise expressly dealt with in this Article 7 (other than the right to be registered as the owner of, or the right to transfer, the debenture certificates representing the Related Debentures or the right to the Pledged Collateral) then the Registered Holder may give written notice to the Custodian requiring it to exercise those rights on its behalf and at the expense of the Registered Holder.

(b)           Where the Custodian receives a notice from a Registered Holder pursuant to Section 7.5(a), the Custodian may, as a condition of compliance, require the Registered Holder to lodge its Instalment Receipts with the Custodian and provide such security and/or indemnity as to costs, expenses or other liabilities as the Custodian may reasonably require and shall, subject to the foregoing, exercise on behalf of that Registered Holder the rights in question.

7.6	Meetings

In order to consider the exercise of any rights accorded by Section 7.5 hereof or to deal with any other business which the Registered Holders or any of the other parties hereto may consider appropriate, meetings of the Registered Holders may be convened and held, and written resolutions of Registered Holders may be passed, in accordance with the provisions of Article 10 hereof.

7.7	Debentures Represented by Instalment Receipts

Upon any Reorganization, the Instalment Receipts shall henceforth represent the right, upon payment of the Final Instalment, to receive Debentures as modified or added to or the securities, property or cash so substituted for such Debentures in connection with the Reorganization, in the same manner and subject to the same conditions as such Instalment Receipts represented the right to receive such Debentures before such modification, addition or substitution.

7.8	Notices, Reports, etc.

Whenever the Company (or the trustee under the Trust Indenture) shall send to the Custodian in its capacity as registered holder of Debentures any report, accounts, financial statement, circular or other document relating in any way to the affairs of the Company, then the Company shall also send to each Registered Holder a copy thereof, provided that no Registered Holder shall by virtue of this Section 7.8 become entitled thereto unless it would be so entitled if it was registered as a holder of Debentures.

7.9	Examination of Records

Registered Holders shall have the same rights to examine the records of the Company as are provided to registered holders of the Related Debentures.

7.10	Record Dates

The record date in respect of any of the rights conferred by the holding of Debentures represented by Instalment Receipts shall be deemed to be the same record date as that fixed by the Company in respect of the Related Debentures.

7.11	Records of Custodian Binding on Registered Holders

The Register and all other books and records maintained by the Custodian or Registrar pursuant to this Agreement shall, absent manifest error, be binding on the Registered Holders.

7.12	Cash Distributions

Any money to be distributed by the Company or the Custodian to a Registered Holder, pursuant to Sections 7.2 or 7.3 hereof, may be paid by wire transfer or by cheque or money order sent through the mail, postage prepaid, to the Registered Holder at its address of record as shown on the Register; provided that payments in an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds. Every such cheque or money order sent through the mail shall be at the risk of the Registered Holder and shall be made payable to the person to whom it is sent and the sending of such cheque or money order shall satisfy and discharge all liability for the amount thereof as between the Registered Holder, on the one hand, and the Custodian, the Company and the Selling Debentureholder, on the other, unless such cheque or money order is not paid on due presentation. Notwithstanding any other provision hereof and subject to applicable law, any amount represented by such cheque or money order that has not been presented for payment within six years after the date on which it was issued or that otherwise remains unclaimed for a period of six years after the date of such distribution and any interest paid thereon shall be forfeited to and paid over by the Custodian to the Company. If any cheque forwarded by the Company or the Custodian to a Registered Holder is defaced, lost or destroyed then, provided a claim is made by such Registered Holder within the aforesaid six years after the date on which such cheque was issued, it may be replaced on such terms, if any, as to evidence and indemnity with or without security as the Custodian, or if such money is then in the possession of the Company, as the Company may think fit; provided that in the case of defacement, the defaced cheque shall be surrendered before the new cheque is issued.

In the case of loss or destruction, the Registered Holder shall also pay to the Custodian or the Company, as the case may be and, if demanded, all expenses incidental to investigation of evidence of loss or destruction and the preparation of the requisite form of indemnity as aforesaid.

7.13	Net Redemption Amount Set Aside

(a)           If the Company has redeemed the Related Debentures pursuant to Article 6 and any holder of an Instalment Receipt shall fail to surrender his Instalment Receipt within 60 days after the Redemption Date and the Net Redemption Amount shall have been duly provided for by the Company pursuant to Section 6.4 hereof, interest, if any, accruing in respect of the money so deposited shall cease to accrue and such money at the direction of the Company may be set aside in trust for such holder in a Canadian chartered bank, or the Custodian itself may so set aside such money and such setting aside shall for all purposes be deemed a payment to such holder of the amount payable in respect of the Related Debentures and such Registered Holder shall have no other right except to receive payment, subject to the provisions of Section 7.13(b), of the money so set aside upon surrender of such Instalment Receipt. Any interest allowed by the depository upon the money so set aside shall, subject to Section 7.13(b), be payable to the Registered Holder.

(b)           Any money set aside under Section 7.13(a) and not claimed by and paid to holders of Instalment Receipts within six years after the date of such setting aside shall be repaid to the Company by the Custodian on demand and thereupon the Custodian shall be released from all further liability with respect to such money and thereafter the holder of an Instalment Receipt in respect of which such money was so repaid to the Company shall have no rights in respect thereof.

(c)           Notwithstanding any other provision hereof, (a) from the Redemption Date to the date that is six years following the Redemption Date, Instalment Receipts shall represent only the right to receive the Net Redemption Amount, and (b) the Instalment Receipts representing Debentures redeemed by the Company will become void unless presented for payment within six years of the Redemption Date.

ARTICLE 8
THE CUSTODIAN

8.1	Appointment and Qualifications

The Selling Debentureholder hereby appoints CST Trust Company as initial custodian and security agent and CST Trust Company hereby accepts such appointment. Any successor Custodian appointed hereunder shall be a trust company incorporated under the laws of Canada or one of the provinces thereof, registered to carry on business in the Province of Ontario. The Custodian hereby represents to the Company and the Selling Debentureholder that at the date of execution and delivery by it of this Agreement, it is duly authorized and qualified to carry on the business of a trust company in each of the provinces and territories of Canada. If at any time the Custodian shall cease to be eligible in accordance with this Article 8, it shall resign in the manner and with the effect hereinafter specified in this Article 8.

8.2	Termination of Appointment

The Selling Debentureholder may at any time terminate the appointment of the Custodian hereunder, provided always that:

(a)	no such termination shall take effect until a new Custodian has been appointed by the Selling Debentureholder on the terms set out herein, the Company acting reasonably shall have consented to such appointment, and the new Custodian or an affiliate of the new Custodian shall have been approved as the new security agent by the Selling Debentureholder and provided to the parties hereto the covenants contained in Section 3.9, with reasonable modifications requested by the Selling Debentureholder to reflect any separation of the Custodian and security agent (if applicable);

(b)	if the Custodian, acting reasonably, wishes its appointment to be terminated, each of the Selling Debentureholder and the Custodian shall cooperate to secure the appointment of a new Custodian; provided, however, that the Selling Debentureholder may withhold its agreement to such termination if the Selling Debentureholder determines, acting reasonably and on the advice of counsel, that such termination may impair any of its rights in the Pledged Collateral. If the Selling Debentureholder fails to appoint a new Custodian, the Custodian may apply to a Court of competent jurisdiction to have one appointed; and

(c)	any appointment of a successor Custodian shall be evidenced by a written agreement executed by the successor Custodian in which the successor Custodian shall undertake and agree in favour of the other parties to this Agreement to perform the respective obligations of the Custodian hereunder; provided, however, that if the role of the Custodian and security agent is not undertaken by the same successor, the successor security agent shall also be a party to any such written agreement.

8.3	Notice of Change of Custodian

Notice of any change of the Custodian shall be given by the successor Custodian to the Registered Holders within 30 days of the appointment of the successor Custodian hereunder.

8.4	Successor Custodian by Merger, etc.

If the Custodian consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business (including the administration of this Agreement) to another company, the resulting, surviving or transferee company, without any further act, shall be the successor Custodian; provided such transferee company shall qualify and be eligible under Section 8.1.

8.5	Consequences of Change of Custodian

If the appointment of the Custodian hereunder terminates for whatever reason, the Custodian shall, on the date on which such termination takes effect, deliver to the successor Custodian the Register and all other books and records maintained by it pursuant to this Agreement, together with all other property held by it hereunder and it shall deliver the Pledged Collateral to the successor Custodian or security agent, as applicable. Without limiting the generality of the foregoing, the Custodian shall, at the time of such termination, deliver to the Registrar duly executed instruments of transfer and assignment of the Debentures in favour of the successor Custodian, and the Company shall cause the registration of the Debentures in the name of the successor Custodian and the delivery to the Custodian or security agent, as applicable, of the debenture certificate(s) representing the Debentures, registered in the name of the successor Custodian. As from that time, the successor Custodian shall be substituted for its predecessor for all purposes hereof. Any expense payable as a result of the termination of such appointment shall be paid by the Selling Debentureholder.

8.6	Remuneration of Custodian

The Custodian shall be entitled to compensation and to be remunerated for the performance of its duties hereunder as separately agreed upon with the Selling Debentureholder in the Fee Letter and the Selling Debentureholder or the Company shall reimburse the Custodian, upon its request, for all reasonable costs and expenses, disbursements and advances incurred or made by the Custodian in the administration or execution of its duties under this Agreement (including the reasonable and documented compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any default and thereafter until all duties of the Custodian under this Agreement shall be finally and fully performed. The Custodian’s compensation shall not be limited by any law on compensation of a trustee of an express trust. Any amount due and owing pursuant to the Fee Letter that remains unpaid by the Selling Debentureholder 30 days after written request for payment will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Custodian, payable by the Selling Debentureholder on demand by the Custodian. The Custodian shall have no right of set-off or deduction against the Pledged Collateral.

8.7	The Register

(a)           The Custodian shall also act as transfer agent and registrar for the Instalment Receipts and shall maintain at its principal office in the City of Toronto a securities register in which shall be recorded the names and addresses of the registered holders of Instalment Receipts and the details of the Instalment Receipts held by them respectively and such other information as is required by law.

(b)           The Custodian shall retain until the sixth anniversary of the termination of this Agreement all instruments of transfer of Instalment Receipts which are lodged for registration, including the details shown thereon of the persons by or through whom they were lodged, all cancelled Instalment Receipts and all other related documents.

(c)           The Custodian shall ensure that the Register and any other books or records caused to be maintained by it are made available, and that copies thereof are supplied, to the Company and the Selling Debentureholder as and when reasonably requested so to do for any purpose whatsoever, including, without limitation, for the purpose of the payment by the Company of amounts to Registered Holders pursuant to Sections 7.2, 7.3 or 7.12, subject to the Company or the Selling Debentureholder having given at least two Business Days’ written notice and reimbursing the reasonable expenses incurred by the Custodian in connection therewith.

8.8	Transfer Facilities

The Custodian shall cause facilities to be maintained for the surrender and delivery of Instalment Receipts and for registration of transfers of Instalment Receipts in accordance with the provisions of this Agreement at its principal offices in the cities of Toronto and Montreal and at any other place or places that may be mutually agreed upon by the Selling Debentureholder, the Company and the Custodian. Execution and transfer of Instalment Receipts shall occur and be provided for at the principal office of the Custodian in each of such cities.

8.9	Documents Forwarded to the Selling Debentureholder

As soon as practicable after the sixth anniversary of the termination of this Agreement but subject to the Custodian’s document retention policies, the Custodian shall, at the written request of the Selling Debentureholder, deliver to the Selling Debentureholder a certificate of destruction of all of those documents referred to in Section 8.7 hereof. Immediately prior to the termination of this Agreement, the Custodian shall deliver to the Selling Debentureholder all other property in its possession as a result of this Agreement and not at such time otherwise disposed of in accordance with the terms of this Agreement.

8.10	Reliance on Experts

Subject to the consent of the Selling Debentureholder not to be unreasonably withheld, the Custodian may employ or retain such agents, counsel, accountants, engineers, appraisers, securities intermediaries or other experts or advisors as it may reasonably require for the proper discharge and determination of its rights and duties hereunder, and may pay reasonable remuneration for all services performed for it in the discharge of the duties hereof

(including the reasonable disbursements and expenses of any such agents, counsel, accountants, engineers, appraisers, securities intermediaries or assistants). Any reasonable remuneration of such persons retained by the Custodian shall be borne by the Selling Debentureholder and shall be payable on demand. If not paid within 30 days after written request for payment, such expenses shall bear interest at the rate per annum that is charged by the Custodian on its other similar accounts receivable in respect of such advances from time to time.

8.11	No Duty to Act

(a)           The Custodian shall not be bound to give any notice or take any action or proceeding unless it is required to do so under the terms of this Agreement. The obligation of the Custodian to commence or continue any act, action or proceeding under this Agreement shall be conditional upon its receipt of the following:

(i)	where applicable, a resolution of Registered Holders, or such other notice or direction as is required pursuant to this Agreement, specifying the action or proceeding which the Custodian is requested, directed or authorized to take;

(ii)	sufficient funds to commence or continue such act, action or proceeding; and

(iii)	an indemnity satisfactory to the Custodian to protect and hold harmless the Custodian and its affiliates, their successors, assigns, and each of their directors, officers, employees and agents against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

(b)           None of the provisions contained in this Agreement shall require the Custodian to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

8.12	Funds Held in Trust

The Custodian shall hold all cash payments received by it hereunder on behalf of the Selling Debentureholder in trust in accordance with provisions acceptable to the Selling Debentureholder. Any interest paid on such cash payments shall be payable to the Selling Debentureholder.

ARTICLE 9
EXTENT OF DUTIES

9.1	Respective Obligations and Duties

(a)           The respective obligations and duties of the Custodian, the Selling Debentureholder, the Company and the Underwriters to each other and to the Registered Holders shall be limited to those obligations and duties which are expressly set forth in this Agreement or arise by necessary implication and their respective liabilities in respect thereof shall be limited to those which arise directly from a breach of such obligations or duties and accordingly, none of them shall be under any greater obligation, duty or liability whatsoever (whether in contract, negligence, breach of trust or otherwise) to any party to this Agreement or to any Registered Holder.

(b)           Where, under or in connection with this Agreement, the Custodian, the Selling Debentureholder, the Company or the Underwriters undertake or otherwise become subject to any obligation or duty to the Registered Holders or any other person not a party to this Agreement they shall, notwithstanding any contrary manner in which such obligation or duty may be expressed, only be obliged under this Agreement to use reasonable efforts exercised in good faith in the performance of such obligation or duty and in no case shall be liable to any other party to this Agreement or to any other person to the extent that, by reason of any circumstance which can reasonably be regarded as beyond their control, including but not limited to any provision of any present or future law or regulation of any country or of any governmental authority or any act of government or other competent authority, they shall be prevented from, or delayed in, performing any obligation or duty which would otherwise arise out of or in connection with the terms of this Agreement.

(c)           Except as specifically provided herein none of the Custodian, the Selling Debentureholder, the Underwriters or the Company (except in respect of the Selling Debentureholder) shall have any obligation or duty to any other party to this Agreement or to any other person to see whether the other or others have performed any obligation or duty which that other or those others are obliged to perform under this Agreement or to take any steps to enforce or cause the performance of the same.

(d)           The Custodian may, provided that it is acting in good faith, act and rely on the opinion or advice of, or information obtained from, any lawyer, appraiser, banker, broker, accountant or other expert appointed or employed by the Custodian and may rely, as to the truth of the statements and the accuracy of the opinions expressed therein, and shall not be responsible for any loss occasioned by so acting unless such action was taken in bad faith or such action constitutes negligence or wilful misconduct.

(e)           The Custodian (or, as the case may be, the Company) shall not be liable for acting (or omitting to act) in reliance on any opinion, advice or information purporting to be conveyed from any such expert although the same shall contain some error or shall not be authentic unless such action was taken in bad faith or such action constitutes negligence or wilful misconduct.

(f)           The Custodian may in appropriate circumstances request, and may accept as sufficient evidence of any fact or matter, a certificate signed by any authorized signatory of the Company or the Selling Debentureholder (whichever is appropriate) as to the fact or matter upon which it may, in the exercise of any of its duties, powers, authorities and discretions hereunder, be required to be satisfied or to have information, and it shall not be bound to call for further evidence and shall not be responsible for any loss that may be occasioned by acting on any such certificate unless such action was taken in bad faith or such action constitutes negligence or wilful misconduct.

(g)           The Custodian shall have reasonable discretion in the exercise of all powers, authorities, and discretions hereby vested in it and shall not be responsible for any loss, costs, damages, expenses or inconvenience which may result from the exercise or non-exercise thereof in the absence of negligence, bad faith or wilful misconduct.

(h)           The Custodian shall act at all times in accordance with all of the requirements of applicable law.

9.2	Indemnification

(a)           Subject to Sections 9.2(b) and 9.4 hereof, the Custodian, its successors and permitted assigns, and every attorney, manager, agent, delegate or other person appointed by either of them under this Agreement (“Indemnified Parties”) are each hereby indemnified by the Selling Debentureholder from and against all losses, liabilities, claims, proceedings, actions, demands, suits, assessments, damages, interest, penalties and all costs and expenses in connection therewith (collectively, “Losses”) which each may incur or which may be made or brought against it as a result of the execution or purported execution of its duties or obligations under or pursuant to this Agreement or under any agreements made or to be made between the Custodian and the Selling Debentureholder relating to the function of the Custodian as custodian, security agent, transfer agent and registrar for the Instalment Receipts or arising from or in connection with any actions or omissions that the Indemnified Parties take pursuant to this Agreement. This indemnity shall survive the resignation or removal of the Custodian and the termination or discharge of this Agreement.

(b)           If any action or claim shall be brought against an Indemnified Party in respect of which it appears to the Custodian that indemnity may be sought by such Indemnified Party from the Selling Debentureholder pursuant to Section 9.2(a), the Custodian shall as soon as practicable notify the Selling Debentureholder in writing of such action or claim. Failure by the Custodian to so notify the Selling Debentureholder shall not relieve the Selling Debentureholder of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Selling Debentureholder of substantive rights and defences. The Selling Debentureholder shall, subject as hereinafter in this Section provided, be entitled (but not required) to assume the defence of any such action or claim through legal counsel selected by the Selling Debentureholder and acceptable to the Custodian, acting reasonably, and no admission of liability shall be made by the Selling Debentureholder or by any Indemnified Party without, in each case, the prior written consent of the other of them, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel of its choosing in any such action or claim and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the Selling Debentureholder fails to assume the defence of such action or claim within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Selling Debentureholder; or (iii) the named parties to such action or claim include both the person seeking indemnity and the Selling Debentureholder and/or the Company and the person seeking indemnity shall have been advised by counsel that there may be one or more legal defences available to the person seeking indemnity that are different from or in addition to those available to the Selling Debentureholder and/or the Company, as the case may be, in which case, if the person seeking indemnity notifies the Selling Debentureholder in writing that it elects to employ its own legal advisers at the expense of the Selling Debentureholder, the Selling Debentureholder shall not have the right to assume such defence on behalf of the person seeking indemnity but shall be liable to pay the reasonable fees and expenses of such counsel, it being understood that such counsel shall be acceptable to the Selling Debentureholder, acting reasonably, and that the Selling Debentureholder shall not in connection with any one action or claim or separate but substantially similar or related actions or claims in the same jurisdiction arising out of the same general allegations or circumstances be liable for the reasonable fees and expenses of more than one separate law firm for all Indemnified Parties.

(c)           CST Trust Company has entered into this agreement and any document delivered in connection herewith solely in its capacity as Custodian and not in its personal capacity. Whenever any reference is made in this Agreement or in any document delivered in connection herewith, to an act to be performed by the Custodian, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Custodian for and on behalf of the Company or the Selling Debentureholder. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively “obligations”) made on the part of the Custodian herein or therein are made and intended not as personal obligations of or by CST Trust Company or for the purpose or with the intention of binding CST Trust Company in its personal capacity, but are made and intended for the purpose of binding only the Custodian in its capacity as Custodian. No property or assets of CST Trust Company, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Custodian’s obligations hereunder. No recourse may be had or taken, directly or indirectly, against CST Trust Company in its personal capacity, or any incorporator, shareholder, officer, director, employee or agent of CST Trust Company or of any predecessor or successor of CST Trust Company, with regards to the Custodian’s obligations hereunder.

9.3	Reliance on Minutes

The Custodian shall not be responsible for having acted upon any resolution purporting to have been passed at any meeting of the Registered Holders held pursuant to Article 10 hereof in respect whereof minutes have been made and signed even though it may subsequently be found that there was some defect in the constitution of the meeting or the passing of the resolution or that for any reason the resolution was not valid or binding upon the Registered Holders.

9.4	No Entitlement to Indemnity

Notwithstanding any other provision of this Article 9, if and to the extent that a court of competent jurisdiction, in a final non-appealable judgment in a proceeding in which the Custodian or any other Indemnified Party is named as a party, determines that Losses under an action or claim were caused primarily and directly by or resulted primarily and directly from an Indemnified Party’s fraud, negligence or wilful misconduct, the Indemnified Parties shall not be entitled to any indemnity hereunder and shall be required to reimburse any funds advanced by the Selling Debentureholder to the Indemnified Parties pursuant to the indemnity set out in Article 9 in respect of such action or claim and thereafter, the indemnity set out in Article 9 shall cease to apply to the Indemnified Parties in respect of such action or claim.

9.5	Force Majeure

The Custodian shall not be liable, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 9.5.

9.6	Conflict of Interest

(a)           The Custodian shall not acquire, hold or deal with, in its personal capacity, either in its own name or in the name of a nominee, any Instalment Receipts or any Debentures except as provided in this Agreement but may so acquire, hold or deal with any other debentures or securities or interest therein for the time being issued by the Company or enter into any contract or have financial dealings with the Company or the Selling Debentureholder without being liable to account therefor under this Agreement. In addition, the Custodian shall be entitled to acquire, hold and deal in Instalment Receipts and, after due payment therefor in accordance with this Agreement, Debentures, on behalf of any estate or trust in respect of which it is an executor and/or trustee and on behalf of any customer of the Custodian, in each case without being liable to account therefor under this Agreement.

(b)           The Custodian represents to the parties hereto that at the date of the execution and delivery of this Agreement there exists no material conflict of interest in the Custodian’s role hereunder. If at any time a material conflict of interest exists in respect of the Custodian’s role under this Agreement that is not eliminated within 90 days after the Custodian becomes aware that such a material conflict of interest exists, the Custodian shall resign by giving notice in writing of such resignation and the nature of such conflict to the Company at least 21 days prior to the date upon which such resignation is to take effect, and shall on the effective date of such resignation be discharged from all further duties and liabilities hereunder. The validity and enforceability of this Agreement and any Instalment Receipts shall not be affected in any manner whatsoever by reason only of the existence of a material conflict of interest of the Custodian.

ARTICLE 10
MEETINGS OF REGISTERED HOLDERS

10.1	Convening of Meetings

The Custodian, the Selling Debentureholder or the Company may at any time convene a meeting of the Registered Holders and the Custodian shall do so upon a requisition in writing by the Registered Holders of Instalment Receipts representing not less than 25% of the aggregate principal amount of Related Debentures in respect of all outstanding Instalment Receipts then outstanding and upon being funded and indemnified to its reasonable satisfaction by the Company, the Selling Debentureholder or by the Registered Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting. If the Custodian fails within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Company, the Selling Debentureholder or such Registered Holders, as the case may be, may convene such meeting. Every meeting shall be held in Toronto, Ontario or such other place in Canada as the Selling Debentureholder and the Custodian may decide.

10.2	Notice of Meeting

Notice of all meetings of Registered Holders shall be sent to all Registered Holders entitled thereto within all time periods and in accordance with all legal requirements applicable to meetings of the Company’s debentureholders (including the requirements of National Instrument 54-101 respecting communication with Beneficial Owners). A copy of the notice shall be sent to the Selling Debentureholder (unless the meeting shall be convened by the Selling Debentureholder), the Custodian (unless the meeting shall be convened by the Custodian) and the Company (unless the meeting shall be convened by the Company). Such notice shall state the time and place at which the meeting is to be held and shall briefly state the nature of the business proposed to be transacted thereat, and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 10. The accidental omission to give notice of any meeting or any irregularity in the notice of any meeting or the non-receipt of any notice by any Registered Holders, the Selling Debentureholder, the Custodian or the Company shall not invalidate any resolution passed or any proceedings taken at any meeting of Registered Holders. Any Registered Holder present, either in person or by proxy, at any meeting of the Registered Holders shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

10.3	Quorum

A quorum for the transaction of business at any meeting of Registered Holders shall be Registered Holders present in person, or represented by proxy and owning or representing at least 15% of the aggregate principal amount of the Related Debentures represented by all outstanding Instalment Receipts entitled to vote at the meeting. If a quorum is present at the opening of any meeting of Registered Holders, the Registered Holders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present within 30 minutes from the time fixed for the holding of a meeting, the meeting, if convened by or on the requisition of Registered Holders, shall be dissolved, but if convened by or on the requisition of the Company, the Selling Debentureholder or the Custodian, then the meeting shall be adjourned to the same day in the next following week (unless such day is not a Business Day, in which case it shall be adjourned to the following Business Day) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At any such adjourned meeting, the Registered Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened.

10.4	Chairman

Some person (who may, but need not be, a Registered Holder or the proxyholder or representative of a Registered Holder) nominated in writing by the Custodian shall be entitled to take the chair at every such meeting and if no person is so nominated or if at any meeting a person so nominated shall not be present within five minutes after the time appointed for holding the meeting the Registered Holders present in person or by proxy shall choose any one of their number to be Chairman.

10.5	Attendance

The Selling Debentureholder, the Custodian and the Company and their duly authorized representatives may attend and speak at any such meeting.

10.6	Power to Adjourn

The Chairman of a meeting at which a quorum of Registered Holders is present may, with the consent of the Registered Holders of a majority of the aggregate principal amount of the Related Debentures represented by all outstanding Instalment Receipts present or otherwise lawfully represented thereat, adjourn such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

10.7	Voting

(a)           Every question submitted to a meeting of the Registered Holders shall be decided in the first instance by a show of hands. The Chairman shall not, on either a show of hands or a poll, have a casting vote. On a show of hands, every Registered Holder (or its duly appointed proxy) who (being an individual) is present in person or (being a company) is present by its duly authorized representative shall have one vote. Every question, other than a Special Resolution, shall be decided by a majority of the persons voting thereon by a show of hands or on a poll.

(b)           In the case of a Global Instalment Receipt Certificate, CDS may appoint or cause to be appointed a person or Persons as proxies and shall designate the number of votes entitled to each such person, and each such person shall be entitled to be present at any meeting of Registered Holders and shall be the persons entitled to vote at such meeting in accordance with the number of votes set out in CDS’s designation.

10.8	Chairman’s Declarations

At any meeting of the Registered Holders, unless a poll on any question is demanded by the Chairman or by any Registered Holder present in person or by proxy, a declaration by the Chairman that a resolution has been carried or lost or carried by a particular majority shall be conclusive evidence of that fact.

10.9	Polls

If at any such meeting a poll is demanded as aforesaid, a poll shall be taken in such manner and either at once or, subject to Section 10.12 hereof, after an adjournment as the Chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. On a poll every Registered Holder who is present in person or by proxy shall have one vote for each $1,000 principal amount of the Related Debentures represented by its Instalment Receipts.

10.10	Objections and Errors

If (i) any objection shall be raised to the qualification of any voter (whether on a show of hands or on a poll) or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes have not been counted which ought to have been counted, then the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same may have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive for all purposes.

10.11	Adjournments

The Chairman may with the consent of any meeting at which a quorum is present adjourn the same from time to time and from place to place. If a meeting of Registered Holders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of Registered Holders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given in the same manner as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling same.

10.12	Time and Place of Polls

Any poll demanded at any meeting on the election of a Chairman or on any question of adjournment shall be taken at the meeting without adjournment. A poll demanded on any other question shall be taken at such time and place as the Chairman directs.

10.13	Entitlement to Vote

The Registered Holder or in the case of joint Registered Holders any one of them shall be entitled to vote in respect of any Instalment Receipt either in person or by proxy and in the latter case as if such joint Registered Holder were solely entitled thereto and if more than one of joint Registered Holders be present at any meeting either personally or by proxy that one of the joint Registered Holders so present who is First Named shall alone be entitled to vote in respect thereof.

10.14	Form of Proxy

Every Registered Holder entitled to vote at a meeting of Registered Holders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as its representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the Registered Holder or its attorney and shall conform with the requirements of the Act.

Alternatively, every such Registered Holder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of Registered Holders and such individual may exercise on the Registered Holder’s behalf all the powers it could exercise if it were an individual Registered Holder. The authority of such an individual shall be established by depositing with the Custodian a certified copy of such resolution, or in such other manner as may be satisfactory to the Custodian or the Chairman of the meeting.

If the Registered Holder of record be deceased, his or her personal representative, upon filing with the secretary of the meeting sufficient proof of his or her appointment shall be entitled to exercise the same voting rights at any meeting of the Registered Holders as the Registered Holder of record would have been entitled to exercise if he or she were living.

10.15	Identity of Proxyholder

A proxyholder need not be a Registered Holder.

10.16	Lodging of Proxies

The instrument appointing a proxyholder and the power of attorney or the other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the office of the Custodian at which notices may from time to time be served on the Custodian under Section 11.1 hereof or such other place as shall be appointed for that purpose in the notice convening the meeting or in any document accompanying such notice not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the Registered Holder or revocation of the proxy or of the power or authority under which the instrument of proxy was signed or the transfer of the Instalment Receipts in respect of which the vote is given provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the said office of the Custodian at which notices may from time to time be given to it under Section 11.1 hereof not less than 48 hours before the commencement of the meeting or adjourned meeting at which the instrument of proxy is to be used. No instrument appointing a proxyholder or power or authority shall be valid after the expiration of 12 months from the date specified in it as the date of its execution. The instrument appointing a proxyholder shall be deemed to confer authority to demand or join in demanding a poll.

10.17	Special Resolution

A meeting of the Registered Holders shall, in addition to the powers hereinbefore given, have the following powers exercisable by Special Resolution, namely:

(a)	power to sanction any modification or compromise of or arrangement in respect of the rights of the Registered Holders against the Company, the Custodian or the Selling Debentureholder, whether such rights shall arise under this Agreement or otherwise;

(b)	power to assent to any modifications of the provisions contained in this Agreement proposed or agreed to by the Company and the Selling Debentureholder and to authorize the Custodian on its own behalf and on behalf of the Registered Holders, to concur in and execute any supplemental agreement embodying any such modifications; and

(c)	power to agree to the release or exoneration of the Custodian from any liability in respect of anything done or omitted to be done by the Custodian before the giving of such release;

provided that, without the consent of each Registered Holder, no meeting of Registered Holders shall have power to vary the rights of any Registered Holder, on due compliance with the provisions of this Agreement, to pay for, and take a transfer of, its Related Debentures and, pending such transfer, to enjoy all the rights of ownership hereby conferred upon it in respect of its Related Debentures or to modify or abrogate any right any Registered Holder would otherwise have to receive the interest and exercise any other right arising from and attaching to its Related Debentures.

10.18	Binding Effect of Resolutions

Every resolution (including a Special Resolution) passed in accordance with this Article 10 at a meeting of the Registered Holders shall be binding upon all the Registered Holders, whether present or not present at such meeting, and each of the Registered Holders and the Custodian (subject in the case of the Custodian to the provisions for their indemnity contained in this Agreement) shall be bound to give effect thereto accordingly.

10.19	Meaning or Special Resolution

The expression “Special Resolution” when used in this Agreement means (i) a resolution passed at a meeting of the Registered Holders duly convened and held in accordance with the provisions herein contained relating to a meeting for passing a Special Resolution by a majority consisting of not less than two-thirds of the votes given on a poll, or (ii) a resolution in writing in accordance with Section 10.20 hereof.

10.20	Resolutions in Writing

A resolution in writing signed by or on behalf of Registered Holders who, at the relevant time, are holders of Instalment Receipts representing two-thirds of the aggregate principal amount of all Related Debentures shall for all purposes be as valid and effectual as a Special Resolution passed at a meeting of Registered Holders duly convened and held in accordance with such provisions. Such resolution in writing may be contained in one document or in several documents in like form each signed by or on behalf of one or more of Registered Holders.

10.21	Minutes

Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Custodian and any such minutes as aforesaid if purporting to be signed by the Chairman of the meeting at which such resolutions were passed or proceedings had or by the Chairman of the next succeeding meeting of the Registered Holders shall be prima facie evidence of the matters therein contained and, unless the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly convened and held and all resolutions passed thereat or proceedings had shall be deemed to have been duly passed and had.

10.22	Record Date

The Selling Debentureholder or the Company may set a record date for purposes of determining the identity of Registered Holders entitled to vote or consent to any action by vote or consent authorized or permitted under this Agreement, which record date shall not be more than 45 days prior to the date of the commencement of solicitation of such action. If a record date is fixed as aforesaid, those persons who were Registered Holders of Debentures represented by Instalment Receipts at the close of business on such record date (or their duly designated proxies), and only those persons, shall be entitled to take such action by vote or consent or to revoke any vote or consent previously given, whether or not such persons continue to be Registered Holders after such record date.

10.23	Other Procedural Matters

If any matter shall arise in connection with the procedure for meetings of Registered Holders and such matter is not addressed in this Agreement, the by-laws of the Company and the provisions of the Act shall apply to such matter, mutatis mutandis.

ARTICLE 11
MISCELLANEOUS

11.1	Notices

(a)           Any notice or other communication to be given by any of the Company, the Selling Debentureholder, the Custodian or the Underwriters to any of the others shall be in writing and signed by an authorized signatory of the party giving the notice. Any such communication shall be addressed to the relevant party at its address as given below or at such other address as may be notified from time to time in accordance with this Section 11.1 and delivered or sent by facsimile to such party. The addresses for communication to the parties shall be:

(i)	for the Company:

Algonquin Power & Utilities Corp.
Suite 100, 354 Davis Road
Oakville, Ontario
L6J 2X1

Attention:	Linda Beairsto, General Counsel
Facsimile No.:	(905) 465-4540

with a copy to:

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto ON M5L 1A9

Attention:	Ken Pearce
Fax No.:	(416) 863-3286

(ii)	for the Selling Debentureholder:

Liberty Utilities (Canada) Corp.
Suite 100, 354 Davis Road
Oakville, Ontario
L6J 2X1

Attention:	Linda Beairsto, General Counsel
Fax No.:	(905) 465-4540

with a copy to:

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto ON M5L 1A9

Attention:	Ken Pearce
Fax No.:	(416) 863-3286

(iii)	for the Representative Underwriters on behalf of the Underwriters:

CIBC World Markets Inc.
Brookfield Place, 7th Floor
161 Bay Street
Toronto, Ontario

Attention:	Mr. David H. Williams
Fax No.:	(416) 956-6334

and to:

Scotia Capital Inc.
40 King Street West
66th Floor, Scotia Plaza
Toronto, Ontario M5W 2X6

Attention:	Thomas I. Kurfurst
Fax No.:	(416) 863-7117

with a copy to (which shall not constitute notice):

Bennett Jones LLP
Suite 3400
One First Canadian Place
Toronto, ON M5X 1A4

Attention:	Mr. Norman F. Findlay
Fax No.:	(416) 863-1716

(iv)	for the Custodian:

CST Trust Company
320 Bay Street, 3rd Floor
Toronto, Ontario
M5H 4A6

Attention:	Director, Corporate Trust
Fax No:	(877) 715-0494

Any such notice shall be deemed to have been received at the time of delivery or sending by facsimile provided that any delivery made or facsimile sent on other than a Business Day, or after 4:00 p.m. (local time) on a Business Day, shall be deemed to have been received on the next following Business Day.

(b)           Any notice to be given and any documents (other than Instalment Receipts or certificates representing Related Debentures) to be sent to any Registered Holder shall be given or sent if delivered or mailed by first class mail, postage prepaid, or, in the case of notices, sent by electronic communication, in each case addressed to such Registered Holders at their addresses or electronic communication numbers or addresses, if any, appearing in the Register and, subject as provided in this Section 11.1, shall be deemed to have been received at the time of delivery or sending or on the third Business Day after mailing. Any delivery made or electronic communication sent on a day other than a Business Day, or after 4:00 p.m. (local time) on a Business Day, shall be deemed to be received on the next following Business Day. During periods of postal strike or disruption, notice to Registered Holders shall, in addition, be given by publication once in the national edition of The Globe and Mail or, if such publication is impracticable, by publication once in any newspaper having general circulation in Canada.

(c)           Whenever payments are to be made or documents are to be sent to any Registered Holder by the Custodian, the Selling Debentureholder or the Company, or by a Registered Holder to the Custodian, to the Selling Debentureholder, or to the Company, then if such payment is made or such document is sent by mail, such payment or document shall be so sent at the risk of the Registered Holder.

11.2	Power to Amend

Notwithstanding anything else contained in this Agreement, all and any provisions of this Agreement and the Instalment Receipts may from time to time be amended by agreement between the Company, the Custodian on its own behalf and on behalf of the Registered Holders and the Selling Debentureholder in any respect which they deem necessary or desirable, without the need for any additional consent by or on behalf of the Registered Holders, for the purpose of: (a) curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in this Agreement, (b) evidencing a successor to the Company or the Selling Debentureholder and the assumption by that successor of the Company’s or the Selling Debentureholder’s obligations under this Agreement and the Instalment Receipts; (c) adding covenants for the benefit of the Registered Holders or surrendering any right or power conferred upon the Company or the Selling Debentureholder; (d) evidencing and providing for the acceptance of the appointment of a successor Custodian in accordance with Section 8.2 and (e) modifying any other provisions of this Agreement or the Instalment Receipts in any manner that will not adversely affect the interests of the Registered Holders in any material respect. Any other amendments shall also require the approval by Special Resolution of the Registered Holders within the meaning of and in accordance with the procedures set forth in Article 10 hereof and any such amendments shall be binding on all Registered Holders from and after the date of such Special Resolution. Amendments to this Agreement, other than provisions relating specifically to the Underwriters, shall not require the consent of the Underwriters. If this Agreement is so amended, references herein to this Agreement shall, unless the context otherwise requires, be construed, as from the date from which such amendment is expressed to be made, as references to this Agreement as so amended.

11.3	Notation on or Exchange of Instalment Receipts

If an amendment or waiver changes the terms of an Instalment Receipt, the Custodian may require the Registered Holder of the Instalment Receipt to deliver it to the Custodian or the Registrar. The Custodian or the Registrar may place an appropriate notation on the Instalment Receipt about the changed terms and return it to the Registered Holder. Alternatively, if the Selling Debentureholder or the Custodian so determines, the Selling Debentureholder, the Company and the Custodian in exchange for the Instalment Receipt shall issue and the Registrar shall authenticate a new Instalment Receipt that reflects the changed terms.

11.4	Custodian to Sign Amendments, etc.

The Custodian shall sign any amendment to this Agreement authorized pursuant to this Article 11 if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Custodian. If it does, the Custodian may sign the amendment, in its sole discretion, but need not sign it. In signing or refusing to sign such amendment, the Custodian shall be entitled to receive and shall be fully protected in relying upon, an opinion of counsel stating that such amendment is authorized or permitted by this Agreement.

11.5	Taxation and Compliance with Laws and Regulations

(a)           In performing their respective obligations under this Agreement, the Company, the Custodian and the Selling Debentureholder shall comply with all applicable laws and regulations binding on them respectively.

(b)           The Custodian may require Registered Holders from time to time to execute or furnish such documents and to furnish such information as, in the reasonable opinion of the Custodian, may be necessary or appropriate to comply with any fiscal or other laws or regulations relating to the Instalment Receipts or the Related Debentures.

(c)           As between the other parties hereto and the Registered Holders, the Custodian shall not be liable for any Withholding Taxes or other taxes, duties, government charges or expenses that may become payable in respect of any Instalment Receipts or Related Debentures whether under any present or future fiscal or other laws or regulations. Accordingly, if the Custodian shall receive a demand for or be obliged to withhold and remit any such Withholding

Taxes or other taxes, duties, government charges or expenses, the Custodian shall, if payment is not made by a Registered Holder pursuant to a request under Section 11.5(d), deduct the amount of the same from any amounts to be distributed to the Registered Holder hereunder, provided that, if no such distribution is contemplated and the Custodian has no access to funds belonging to the Registered Holder or if the amount of such distribution is less than the amount the Custodian is obliged to withhold and remit, then the Selling Debentureholder shall pay the required amount of Withholding Tax to the Custodian on the Registered Holder’s behalf. The Registered Holder shall be liable to pay the Selling Debentureholder any such amount paid by the Selling Debentureholder to the Custodian.

(d)           Whenever any sum has become payable to the Custodian or the Selling Debentureholder by any Registered Holder by virtue of Section 11.5(c), the Custodian shall promptly serve on such Registered Holder (or in the case of joint Registered Holders on the First Named) a notice containing a statement of the facts entitling the Custodian or the Selling Debentureholder to payment of the sum demanded with a request for payment setting out the manner in which payment is to be made, the period within which payment must be made, such period being not less than 14 days nor more than 49 days from the service of the notice, and the consequences of not paying. The Custodian may withhold delivery of the debenture certificates representing the Related Debentures (or the Common Shares into which they were converted), if any, to which such Registered Holder may be entitled until such payment has been received.

11.6	Articles of the Company and General Rights

(a)           Nothing in this Agreement shall override any provision of the respective Articles of either the Company or the Selling Debentureholder.

(b)           So far as concerns the Registered Holders, nothing in this Agreement shall prejudice any of the Custodian’s, the Company’s or the Selling Debentureholder’s rights, remedies and powers under applicable law.

11.7	Waiver

Each of the parties hereto shall have the right to waive any of its rights under this Agreement, including the right of the Selling Debentureholder to enforce the provisions of Section 5.3 hereof in respect of any Defaulting Purchaser in whole or in part, in its absolute discretion, and any such right once waived may thereafter, subject to the terms of the waiver, be reasserted by such party at any time and enforced pursuant to the terms of this Agreement.

11.8	Further Assurances

The parties hereto agree, and all Registered Holders from time to time shall be deemed to agree, that at any time and from time to time, upon the written request of and at the expense of the Selling Debentureholder, they and each of them will promptly execute and deliver all further instruments and documents, and take all further action, that may reasonably be necessary or desirable, or that the Selling Debentureholder may reasonably request, in order to perfect and protect any security interest granted hereby or to enable the Selling Debentureholder to exercise and enforce the rights and remedies hereunder and under the Instalment Receipts with respect to any Pledged Collateral.

11.9	Termination

This Agreement and the rights and obligations of the parties hereto, except for the rights and obligations of the parties under Section 7.13 hereof and Article 9 hereof which shall continue in full force and effect, shall terminate on that date following the day after which no further Payment Obligations in respect of the Debentures evidenced by Instalment Receipts remain unpaid and no Debentures and proceeds from Debentures or other property remain deposited with the Custodian, or in the possession of the Selling Debentureholder, in each case to which a Registered Holder is entitled, without prejudice to the right of a Registered Holder who has paid the Final Instalment on or prior to the Final Instalment Time to receive a debenture certificate for the Related Debentures (or Common Shares of the Company if the conversion privilege in respect thereof have been exercised concurrently with the payment of the Final Instalment). Subject to applicable law and this Agreement, from and after the Final Instalment Date, Defaulted Instalment Receipts shall cease to entitle the Registered Holders or Beneficial Owners thereof to receive any Related Debentures.

11.10	Liability of Joint Holders

Joint Registered Holders of an Instalment Receipt are jointly and severally liable with respect to the Payment Obligation in respect of such Instalment Receipt.

11.11	Assignment, Successors and Assigns

The Selling Debentureholder may at any time or from time to time assign all or any part or parts of its rights under this Agreement without the consent of the other parties hereto; provided, however, that no such assignment shall relieve the Selling Debentureholder of any of its obligations hereunder but may provide that the assignee is not so liable in respect of any or all such obligations. None of the other parties hereto may assign its rights under this Agreement except as provided in Article 8 in the case of the Custodian, without the prior written consent of the parties hereto other than such proposed assignor; provided, however, that nothing herein shall restrict the right of the Underwriters, as the initial purchasers of Debentures represented by the Instalment Receipts or any other Registered Holder to transfer the Instalment Receipt in accordance with Section 4.1 and 4.2. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

11.12	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns, and the Registered Holders and Beneficial Owners shall be deemed to irrevocably attorn, to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Agreement and the transactions contemplated herein.

11.13	Anti-Money Laundering and Terrorist Financing Policy

The Custodian shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Custodian, it its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Custodian, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions regulation or guideline, then it shall have the right to resign on 10 days’ written notice to all parties provided that (i) the Custodian’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Custodian’s satisfaction within such 10 day period, then such resignation shall not be effective.

11.14	No Third Party Beneficiary

The parties hereby acknowledge that any account to be opened by, or interest to be held by the Custodian in connection with this Agreement, for or to the credit of the Selling Debentureholder, either (i) is not intended to be used by or on behalf of any third party or (ii) is intended to be used by or on behalf of a third party, in which case the Selling Debentureholder hereby agrees to complete, execute and deliver forthwith to the Custodian a declaration in the Custodian’s prescribed form as to the particulars of such third party.

11.15	Privacy

(a)           The parties acknowledge that the Custodian may, in the course of providing services hereunder and subject to applicable laws, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this agreement and other services that may be requested from time to time;

(ii)	to help the Custodian manage its servicing relationships with such individuals;

(iii)	to meet the Custodian’s legal and regulatory requirements; and

(iv)	(iv) if Social Insurance Numbers are collected by the Custodian, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

(b)           Each party acknowledges and agrees that the Custodian may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Custodian shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to service providers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Custodian any personal information relating to an individual who is not a party to this agreement unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures.

11.16	Counterparts

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF this Instalment Receipt and Pledge Agreement has been executed and delivered as of the date hereinbefore written.

ALGONQUIN POWER & UTILITIES CORP.

Per:	(signed) "Ian Robertson"
Ian Robertson
Chief Executive Officer

Per:	(signed) "David Bronicheski"
David Bronicheski
Chief Financial Officer

LIBERTY UTILITIES (CANADA) CORP.

Per:	(signed) "Ian Robertson"
Ian Robertson
Chief Executive Officer

Per:	(signed) "David Bronicheski"
David Bronicheski
Chief Financial Officer

CIBC WORLD MARKETS INC.

Per:	(signed) "David Williams"
David Williams
Managing Director

SCOTIA CAPITAL INC.

Per:	(signed) "Thomas I. Kurfurst"
Thomas I. Kurfurst
Managing Director

BMO NESBITT BURNS INC.

Per:	(signed) "Greg Petit"
Greg Petit
Director

NATIONAL BANK FINANCIAL INC.

Per:	(signed) "Iain Watson"
Iain Watson
Managing Director

RBC DOMINION SECURITIES INC.

Per:	(signed) "Kyle Walker"
Kyle Walker
Director

TD SECURITIES INC.

Per:	(signed) "John Kroeker"
John Kroeker
Managing Director

DESJARDINS SECURITIES INC.

Per:	(signed) "Francois Carrier"
Francois Carrier
Managing Director

RAYMOND JAMES LTD.

Per:	(signed) "Graham Fell"
Graham Fell
Senior Managing Director

J.P. MORGAN SECURITIES CANADA INC.

Per:	(signed) "David Rawlings"
David Rawlings
CEO Canada

WELLS FARGO SECURITIES CANADA, LTD.

Per:	(signed) "Darin Deschamps"
Darin Deschamps
Co-Head of Wells Fargo Securities Canada

INDUSTRIAL ALLIANCE SECURITIES INC.

Per:	(signed) "James Andrews"
James Andrews
Executive Vice President

CANACCORD GENUITY CORP.

Per:	(signed) "Steven Winokur"
Steven Winokur
Managing Director

CORMARK SECURITIES INC.

Per:	(signed) "Stefan Coolican"
Stefan Coolican
Director

CST TRUST COMPANY

Per:	(signed) "Pat Lee"
Pat Lee
Authorized Signatory

Per:	(signed) "Christopher Voutsinas"
Christopher Voutsinas
Authorized Signatory

SCHEDULE A

Form of Instalment Receipt Certificate
(English Language version)

NUMBER IR
THE FINAL INSTALMENT OF $667 FOR EACH $1,000 PRINCIPAL AMOUNT OF THE DEBENTURES OF ALGONQUIN POWER & UTILITIES CORP. (THE “COMPANY”) REPRESENTED BY THIS INSTALMENT RECEIPT MUST BE RECEIVED BY CST TRUST COMPANY (“THE CUSTODIAN”) ON OR BEFORE 3:30 P.M. (TORONTO TIME) ON THE FINAL INSTALMENT DATE (AS DEFINED HEREIN) AT ONE OF THE OFFICES OF THE CUSTODIAN SPECIFIED BELOW.
$• Principal Amount

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Algonquin Power & Utilities Corp. (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

CUSIP 015857AE5

ISIN CA015857AE57

INSTALMENT RECEIPT REPRESENTING 5.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES OF

ALGONQUIN POWER & UTILITIES CORP.

Amount of Final Instalment: $667 per $1,000 principal amount of Debentures

THIS IS TO CERTIFY THAT

•

is the registered holder hereof. This Instalment Receipt is a Global Instalment Receipt Certificate. This Instalment Receipt is delivered upon the terms and subject to the conditions of the instalment receipt and pledge agreement (the “Instalment Receipt Agreement”) dated March 1, 2016 among Liberty Utilities (Canada) Corp. (the “Selling Debentureholder”), the Company, the Underwriters (as defined therein) and CST Trust Company (the “Custodian”). The beneficial holders hereof, or predecessors in title, have paid an initial instalment of $333.00 per $1,000 principal amount of 5.00% Convertible Unsecured Subordinated Debentures (the “Debentures”) and are entitled, subject to payment of the final instalment of $667.00 per $1,000 principal amount of Debentures, and compliance with the applicable provisions of the Instalment Receipt Agreement at or before 3:30 p.m. (Toronto time) on the Final Instalment Date (as defined in the Instalment Receipt Agreement), to become the holders of, as soon as reasonably practicable after the Final Instalment Date, the aggregate principal amount of the Debentures set out above. This Instalment Receipt is delivered subject to and with the benefit of the Conditions endorsed hereon and the provisions of the Instalment Receipt Agreement.

BY REGISTRATION AS THE HOLDER HEREOF, THE HOLDER ACKNOWLEDGES AND AGREES TO BE BOUND BY THE CONDITIONS ENDORSED HEREON AND THE INSTALMENT RECEIPT AGREEMENT AND, AS PART OF THE CONSIDERATION PAYABLE TO THE TRANSFEROR FOR THE ACQUSITION HEREOF (IN ADDITION TO ANY CONSIDERATION PAYABLE IN CASH), AGREES TO ASSUME THE OBLIGATIONS OF A REGISTERED HOLDER OF AN INSTALMENT RECEIPT THEREUNDER INCLUDING, WITHOUT LIMITATION, THE OBLIGATION TO PAY THE FINAL INSTALMENT. PURSUANT TO SUCH CONDITIONS AND THE INSTALMENT RECEIPT AGREEMENT, (I) AFTER THE TIME REFERRED TO ABOVE, SUBJECT TO APPLICABLE LAW, IF PAYMENT OF THE FINAL INSTALMENT HAS NOT BEEN MADE IN FULL, THIS INSTALMENT RECEIPT WILL CEASE TO ENTITLE THE HOLDER TO RECEIVE ANY DEBENTURES, AND (II) FAILURE TO PAY IN FULL THE FINAL INSTALMENT SPECIFIED HEREIN WHEN DUE AND TO COMPLY WITH THE APPLICABLE PROVISIONS REFERRED TO ABOVE AND PROVIDED FOR IN THE INSTALMENT RECEIPT AGREEMENT MAY RESULT IN THE DEBENTURES TO WHICH THIS INSTALMENT RECEIPT RELATES BEING REACQUIRED BY THE SELLING DEBENTUREHOLDER (AS DEFINED IN THE INSTALMENT RECEIPT AGREEMENT) IN FULL SATISFACTION OF THE OBLIGATION SECURED BY THE PLEDGE PROVIDED FOR THEREIN OR SOLD OR OTHERWISE DISPOSED OF WITH THE REGISTERED HOLDER HEREOF BEING LIABLE FOR THE AMOUNT, IF ANY, BY WHICH THE PROCEEDS OF SUCH SALE (AFTER DEDUCTING ANY COSTS OF SALE (AS DEFINED IN THE INSTALMENT RECEIPT AGREEMENT)) ARE LESS THAN THE FINAL INSTALMENT.

Defined terms used in this Instalment Receipt Certificate that are not otherwise defined have the meanings ascribed to them in the Instalment Receipt Agreement.

This Instalment Receipt is not valid unless countersigned and registered with the Custodian. This Instalment Receipt is governed by the laws of the province of Ontario and the federal laws of Canada applicable therein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF this certificate has been executed on behalf of the Company and the Selling Debentureholder as of the _____ day of __________, 201__ .

ALGONQUIN POWER & UTILITIES CORP.

by:
Name:
Title:

Name:
Title:

LIBERTY UTILITIES (CANADA) CORP.

by:
Name:
Title:

Name:
Title:

Certification:

CST TRUST COMPANY as Custodian

By:

Dated:

Transfers of this Instalment Receipt and the rights and obligations evidenced hereby will be registered only by CST Trust Company at its principal corporate trust office in the cities of Toronto and Montreal. THIS INSTALMENT RECEIPT AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY MAY NOT BE TRANSFERRED AFTER 3:30 P.M. (TORONTO TIME) ON THE FINAL INSTALMENT DATE (SUBJECT TO CERTAIN EXCEPTIONS APPLICABLE TO INTERMEDIARIES HOLDING INSTALMENT RECEIPTS ON BEHALF OF BENEFICIAL OWNERS) WITHOUT THE EXPRESS WRITTEN CONSENT OF THE SELLING DEBENTUREHOLDER.

INSTALMENT RECEIPT AND PLEDGE AGREEMENT

CONDITIONS

1.	In these Conditions and in this Instalment Receipt, unless otherwise defined herein, terms defined in the Instalment Receipt Agreement have the same meanings when used in the Instalment Receipt. In addition, the following terms have the following respective meanings: “Instalment Receipt” means the Instalment Receipt and all other Instalment Receipts issued under the Instalment Receipt Agreement and evidencing rights in respect of the Instalment Debentures; “Instalment Debentures” means all or any of the debentures of Algonquin Power & Utilities Corp. (the “Company”) in respect of which Instalment Receipts are issued pursuant to the Instalment Receipt Agreement and, where applicable, other property registered in the name of the Custodian and/or held by it from time to time pursuant to the Instalment Receipt Agreement; “Related Debentures” means the Instalment Debentures represented by a particular Instalment Receipt; “Final Instalment Time” means 3:30 p.m. (Toronto time) on the Final Instalment Date, being the date on which the Final Instalment is due and payable.

2.	The Registered Holder of this Instalment Receipt holds this Instalment Receipt and the Related Debentures and all rights and obligations in respect thereof subject to and with the benefit of the provisions of the Instalment Receipt Agreement and these Conditions. If there is any inconsistency between these Conditions and the Instalment Receipt Agreement, the Instalment Receipt Agreement shall prevail.

3.             (a)           TO PREVENT THE REACQUISITION BY THE SELLING DEBENTUREHOLDER OR THE SALE OR OTHER DISPOSITION BY THE CUSTODIAN OF ALL OR A PORTION OF THE RELATED DEBENTURES REPRESENTED BY THIS INSTALMENT RECEIPT AND THE REMITTANCE OF CERTAIN PROCEEDS OF SUCH SALE TO THE SELLING DEBENTUREHOLDER AS PROVIDED IN CONDITION 3(b) BELOW, payment of the Final Instalment in respect of each $1,000 principal amount of the Related Debentures represented by this Instalment Receipt must be made to the Custodian free of all deductions in any of the cities of Toronto or Montreal by the Final Instalment Time. On satisfaction of the foregoing requirements, the Custodian shall, in accordance with the Instalment Receipt Agreement, cause the Registrar to register in the name of the Registered Holder, as provided in Condition 4, a debenture certificate for the aggregate principal amount of the Related Debentures represented by this Instalment Receipt.

(b)	If any part of the aggregate Final Instalment in respect of the Related Debentures represented by this Instalment Receipt remains unpaid after, and/or the other requirements set out in Condition 3(a) above are not satisfied at or before, the Final Instalment Time, then the Related Debentures, and/or any other property held by the Custodian in respect of such Related Debentures remaining subject to the pledge of the Registered Holder pursuant to the Instalment Receipt Agreement (collectively, the “Pledged Collateral”), may at the option of the Selling Debentureholder, subject to the provisions of the Instalment Receipt Agreement and applicable laws, be reacquired by the Selling Debentureholder in full satisfaction of such outstanding obligations and for no further consideration, or sold or caused to be sold or otherwise disposed of by the Custodian. In the event of such sale or other disposition, the sum of the Final Instalment and the Costs of Sale (not to exceed $25 per $1,000 principal amount of Related Debentures) will be paid to the Selling Debentureholder out of and to the extent of the proceeds, provided that should the proceeds from the sale or other disposition of all the Pledged Collateral (including Related Debentures) represented by outstanding Instalment Receipts that is so sold or disposed of exceed the aggregate amount of such payments due to the Selling Debentureholder in respect of such Related Debentures, the Custodian shall then (subject to applicable laws) distribute the sum of such excess amounts, without interest, among the Registered Holders of Instalment Receipts representing those Related Debentures pro rata to their respective entitlements to such Related Debentures. IF THE AMOUNT OF THE PROCEEDS OF SUCH SALE OR OTHER DISPOSITION OF THE PLEDGED COLLATERAL IS LESS THAN THE OUTSTANDING FINAL INSTALMENT AND THE COSTS OF SALE APPLICABLE TO THE REGISTERED HOLDER’S RELATED DEBENTURES, SUCH REGISTERED HOLDER SHALL BE AND REMAIN LIABLE TO PAY TO THE SELLING DEBENTUREHOLDER, ON DEMAND, AN AMOUNT EQUAL TO THE DEFICIENCY.

4.	Promptly following the Final Instalment Time, provided the Registered Holder has satisfied the requirements set out in Condition 3(a) at or before the Final Instalment Time, except as otherwise provided in Condition 11 or in the Instalment Receipt Agreement, the Custodian shall cause the Registrar to register, in the name of the Registered Holder, a debenture certificate for the aggregate principal amount of the Related Debentures represented by this Instalment Receipt in respect of which the Final Instalment has been received in full. The Registrar shall further reduce the principal amount of this Global Instalment Receipt in Schedule 1 hereto by the amount of those Related Debentures so registered.

5.             (a)          The Company, the Selling Debentureholder and the Custodian will, unless otherwise required by law or by the provisions of the Instalment Receipt Agreement, recognize the Registered Holder of an Instalment Receipt as the legal and beneficial owner thereof and shall not be bound to take notice of or to see to the execution of any trust whether express, implied or constructive to which it may be subject.

(b)	This Instalment Receipt may be transferred by delivery of this Instalment Receipt properly endorsed or accompanied by proper instrument of transfer in suitable form for transfer by delivery, subject to applicable law and the provisions of the Instalment Receipt Agreement.

(c)	Subject to Condition 5(b) above, every instrument of transfer must be sent to the principal corporate transfer office of the Custodian in any of the City of Toronto or Montreal accompanied by this Instalment Receipt, together with such other evidence as the Custodian may require to prove title or right to transfer. Tender of this Instalment Receipt, together with a duly executed transfer in accordance with this Condition, shall be sufficient authority for the Custodian to enter in the Register the person or persons named in the transfer as Registered Holder(s) of this Instalment Receipt, and on such entry being made, as part of the consideration due to the transferor (in addition to any consideration required to be paid in cash), the person or persons so registered shall be deemed to assume the obligations of the transferor under the pledge contained in, be subject to the obligations imposed by, and shall be entitled to the rights conferred by, the Instalment Receipt Agreement to the exclusion of the original purchaser and any intermediate purchaser in respect of the Related Debentures which are represented by this Instalment Receipt. Without limiting the generality of the foregoing, the transferee shall be deemed to have confirmed its assumption of such obligations and the continuation and priority of the security interest. Upon registration of the transfer, the transferor, except as set out herein, ceases to have any further rights or obligations under this Instalment Receipt or the Instalment Receipt Agreement. The person, including a transferor, who, directly or indirectly or through intermediaries, requests registration of the transfer of an Instalment Receipt, is deemed to warrant its authority to do so as or on behalf of the transferee therein named.

(d)	The Registered Holder will be recognized by the Custodian as entitled to the rights evidenced by this Instalment Receipt free from any equity, set-off or counter-claim on the part of the Custodian against:

(i)	the original purchaser or any intermediate purchaser of Related Debentures which are represented by this Instalment Receipt, howsoever arising; or

(ii)	the Registered Holder, unless the claim in question arises in connection with the Instalment Receipt Agreement, but subject to the rights of the Selling Debentureholder under the Instalment Receipt Agreement.

6.	When not in default, the Registered Holder of this Instalment Receipt will have, subject to Condition 9 below, the same rights and privileges, and be subject to the same limitations, as a Registered Holder of Instalment Debentures. In particular, the Registered Holder will be entitled to receive any interest paid with respect to the Instalment Debentures and to exercise the votes attached to the Instalment Debentures represented by Instalment Receipts, subject in any such case to the terms and conditions of the Instalment Debentures.

7.	If the Instalment Debentures are redeemed by the Company, as referred to in Condition 12 below, prior to payment of the Final Instalment, the Company shall, in respect of each Instalment Receipt outstanding on the date of such redemption, pay to the Selling Debentureholder, on behalf of the Registered Holder thereof, an amount equal to the Final Instalment owing by such Registered Holder to the Selling Debentureholder in satisfaction of the Final Instalment, being $667 per $1,000 principal amount of Related Debentures, and pay the balance to the Registered Holder, being the sum of $333 per $1,000 principal amount of Related Debentures together with all interest accrued and unpaid thereon to, but excluding, the date of such redemption.

8.	Each Registered Holder and Beneficial Owner of an Instalment Receipt shall, by becoming a Registered Holder or Beneficial Owner, as applicable, be conclusively deemed for all purposes to have acknowledged and confirmed the Pledge as a continuing security interest reserved and granted to secure the Payment Obligations assumed in relation to the Related Debentures represented by such Instalment Receipt.

9.	Notwithstanding anything contained in this Instalment Receipt, the Instalment Receipt Agreement or the Instalment Debentures, the Registered Holder shall not be entitled to exercise the rights to convert the Instalment Debentures into Common Shares of the Company until the Final Instalment Time and, in such case, only if the Final Instalment is paid by the Registered Holder in respect of such holder’s Related Debentures on or before the Final Instalment Time.

10.	The Instalment Receipt Agreement contains certain limitations on the liabilities and duties of the parties to such agreement to the Registered Holder of this Instalment Receipt.

11.	The Custodian may require the Registered Holder of this Instalment Receipt from time to time to execute or furnish such documents as, in the reasonable opinion of the Custodian, may be necessary or appropriate to comply with any fiscal or other laws or regulations relating to this Instalment Receipt or the Related Debentures represented by this Instalment Receipt. The Custodian shall not be liable for any taxes, duties, government charges or expenses that may become payable by the Registered Holder hereof in respect of this Instalment Receipt or rights represented thereby or the Related Debentures evidenced by this Instalment Receipt whether under any present or future fiscal or other laws or regulations and, except as specified in the Instalment Receipt Agreement, the same shall be payable by the Registered Holder to the Custodian. Failure by any Registered Holder to make such payment may result in the Custodian, as the case may be, withholding any interest or other distributions contemplated by the Instalment Receipt Agreement or withholding delivery of the certificate representing the Related Debentures.

12.	The terms and conditions upon which the Instalment Debentures are issued and held are set out in the Trust Indenture made as of March 1, 2016 between the Company and the Custodian, a copy of which may be reviewed at any of the offices of the Custodian referred to in Condition 5(c) above upon reasonable notice and during regular business hours. In particular, note that the Company:

(i)	shall redeem the Instalment Debentures following the earliest of (i) notification to holders that the Approval Conditions will not be satisfied; (ii) termination of the Acquisition Agreement; and (iii) September 11, 2017 if the Approval Conditions have not been satisfied by September 8, 2017;

(ii)	may, at its option and subject to applicable regulatory approval, elect to satisfy its obligations to repay the principal amount of the Instalment Debentures on maturity of the Instalment Debentures by delivery of freely tradeable Common Shares of the Company.

13.	Copies of the Instalment Receipt Agreement may be inspected at the office of the Custodian for the time being appointed for this purpose upon reasonable notice and during regular business hours. A copy may be obtained on application to the Custodian upon payment of a reasonable fee. The Instalment Receipt Agreement is also available through the Internet on SEDAR which can be accessed at www.sedar.com.

14.	BY REGISTRATION ON THE REGISTER, THE REGISTERED HOLDER OF THIS INSTALMENT RECEIPT IS DEEMED TO HAVE ACKNOWLEDGED AND AGREED TO BE BOUND BY THESE CONDITIONS AND THE INSTALMENT RECEIPT AGREEMENT AND TO HAVE ASSUMED THE OBLIGATIONS OF A REGISTERED HOLDER THEREUNDER, INCLUDING, WITHOUT LIMITATION, THE OBLIGATION TO PAY THE FINAL INSTALMENT IN RESPECT OF THE RELATED DEBENTURES REPRESENTED BY THIS INSTALMENT RECEIPT AND SHALL BE DEEMED TO ACKNOWLEDGE AND AGREE THAT THE RELATED DEBENTURES ARE SUBJECT TO A PLEDGE IN FAVOUR OF THE SELLING DEBENTUREHOLDER PURSUANT TO THE INSTALMENT RECEIPT AGREEMENT TO SECURE THE OBLIGATIONS ASSUMED BY THE REGISTERED HOLDER IN RESPECT OF THE RELATED DEBENTURES (INCLUDING WITHOUT LIMITATION, THE OBLIGATION TO PAY THE FINAL INSTALMENT IN RESPECT OF SUCH RELATED DEBENTURES), THAT ITS RIGHTS IN RESPECT OF SUCH RELATED DEBENTURES WILL BE SUBJECT TO THE PROVISIONS OF THE INSTALMENT RECEIPT AGREEMENT, THAT THE PLEDGE CONTAINED IN THE INSTALMENT RECEIPT AGREEMENT WILL REMAIN IN EFFECT NOTWITHSTANDING ANY PRIOR OR SUBSEQUENT TRANSFER OF OR OTHER DEALINGS WITH THE INSTALMENT RECEIPT FROM TIME TO TIME EVIDENCING SUCH RELATED DEBENTURES AND THE RIGHTS EVIDENCED THEREBY OR ARISING THEREFROM AND THAT THE REGISTERED HOLDER WILL BE LIABLE FOR ANY DEFICIENCY OF THE PROCEEDS FROM ANY DISPOSITION OF SUCH RELATED DEBENTURES PURSUANT TO SUCH PLEDGE, AND ACCEPTS THAT THE INSTALMENT RECEIPT AGREEMENT AND ALL RELATED DOCUMENTS BE IN THE ENGLISH LANGUAGE ONLY.

15.	The signature to any endorsement hereof must correspond with the name as written upon the face of this Instalment Receipt in every particular without alteration or enlargement or any change whatsoever. If the endorsement is executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his full title in such capacity and provide proper evidence of authority to act in such capacity. If not on file with the Custodian, such evidence must be forwarded with this Instalment Receipt. All endorsements or assignments of this Instalment Receipt must be guaranteed by a Canadian chartered bank, a major Canadian trust company or a member of the Transfer Agents Medallion Program (STAMP).

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby irrevocably sells, assigns and transfers to

(Name of Transferor)

(Address)

the within Instalment Receipt and my rights and obligations thereunder.

Date _________, 20___.

Signature Guaranteed by:

(Authorized Signature)	(Signature of Transferor)

INSTALMENT RECEIPT AND PLEDGE AGREEMENT

SCHEDULE 1
TO THE GLOBAL SECURITY

Initial Principal Amount:           $•

The following additions to and cancellations of a part of this Global Instalment Receipt Certificate have been made:

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE B

Form of Notice of Payment of Final Instalment

ALGONQUIN POWER & UTILITIES CORP.

(Formed under the laws of Canada)

- and -

LIBERTY UTILITIES (CANADA) CORP.

(Formed under the laws of Canada)

NOTICE OF PAYMENT OF FINAL INSTALMENT ON THE
5.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES OF
ALGONQUIN POWER & UTILITIES CORP.

NAME(S) OF REGISTERED HOLDER(S)

Time and Date for payment of Final Instalment: •

(1)	(2)	$667.00	(3)
Aggregate principal amount of Debentures for which payment of Final Instalment (as defined in the Instalment Receipt Agreement”) is due	Amount due for each $1000 principal amount of Debentures		Aggregate amount of Final Instalment

In accordance with the terms of the instalment receipt and pledge agreement (the “Instalment Receipt Agreement”) made as of March 1, 2016 between, among others, Liberty Utilities (Canada) Corp. (the “Selling Debentureholder”), Algonquin Power & Utilities Corp. (the “Company”) and CST Trust Company (the “Custodian”), relating to the Instalment Receipts (the “Instalment Receipts”) evidencing debentures of the Company (the “Debentures”), the final instalment on the aggregate principal amount of Debentures shown in space (1) above is due for payment by 3:30 p.m. (Toronto time), in any of the cities of Toronto or Montreal, on •. The final instalment shown in space (3) above must be received by the Custodian together with your Instalment Receipt Certificate (an “Instalment Receipt Certificate”) at one of the addresses shown below not later than 3:30 p.m. (Toronto time), in any of the cities of Toronto or Montreal, on •. Failure to pay the final instalment, as aforesaid, may result in the Debentures being reacquired for no additional consideration by the Selling Debentureholder in full satisfaction of the obligations of a Registered Holder (a “Registered Holder”) or the Debentures may be sold and such holder shall remain liable for any deficiency in the proceeds of such sale.

In the Instalment Receipt Agreement, the Underwriters (as defined therein) pledged the Debentures purchased on an instalment basis to secure payment of the final instalment. If payment of the final instalment is not duly received by the Custodian from a Registered Holder of an Instalment Receipt on or before 3:30p.m. (Toronto time) on the Final Instalment Date, the Instalment Receipt Agreement provides that (except as set out below) any Debentures then remaining pledged under the Instalment Receipt Agreement may, at the option of the Selling Debentureholder, subject to complying with applicable law, be reacquired by the Selling Debentureholder in full satisfaction of the outstanding payment obligations of such Registered Holder and no further consideration. The Instalment Receipt Agreement further provides that the Selling Debentureholder may direct the Custodian to sell or cause to be sold the

Debentures and any substituted securities in respect of which payment of the final instalment was not duly received in accordance with the requirements of applicable law and of the Instalment Receipt Agreement, and remit to the Registered Holder of the relevant Instalment Receipt the Registered Holder’s pro rata portion of the proceeds of such sale after deducting therefrom the amount of the final instalment together with the costs of such sale, which shall in any event no exceed $25 per $1,000 principal amount of Debentures. The Instalment Receipt Agreement provides that unless the Selling Debentureholder shall have reacquired the Debentures in full satisfaction of the outstanding payment obligations of a Registered Holder, the foregoing shall not limit any other remedies available to the Selling Debentureholder against such Registered Holder of an Instalment Receipt in the event the proceeds of such sale are insufficient to cover the amount of the final instalment and costs of sale, and accordingly, such Registered Holder shall in such circumstances remain liable to the Selling Debentureholder for any such deficiency.

You may convert your Debenture in whole or in part into Common Shares of the Company on or at any time after the Final Instalment Date by completing the conversion notice in the form attached hereto duly executed in accordance with the provisions of the Trust Indenture made as of March 1, 2016 between the Company and CST Trust Company, as trustee, in respect of the Debentures.

On the day following the Final Instalment Date, the interest rate payable on the Debentures will fall to an annual rate of 0% and interest will cease to accrue on the Debentures.

[If applicable] [If the Final Instalment Date occurs on a day that is prior to March 1, 2017, holders of Debentures who have paid the final instalment on or before the Final Instalment Date will be entitled to receive, on the business day following the Final Instalment Date, in addition to the payment of accrued and unpaid interest to and including the Final Instalment Date, a payment in the amount of $• (the “Make-Whole Payment”), being the amount equal to the interest that would have accrued from the day following the Final Instalment Date to and including March 1, 2017 had the Debentures remained outstanding and continued to accrue interest until such date. No Make-Whole Payment will be payable if the Final Instalment Date occurs on or after March 1, 2017.]

Addresses of CST Trust Company to which payment and the conversion notice may be sent or delivered, to the attention of Corporate Trust Services are as follows:

Toronto	Montreal

CST Trust Company 3rd Floor, 320 Bay Street Toronto, Ontario M5H 4A6	CST Trust Company 2001 Robert-Bourassa Blvd, 16th Floor Montreal, Quebec H3A 2A6

CONVERSION NOTICE

The undersigned registered holder of 5.00% Convertible Unsecured Subordinated Debentures (the “Debentures”) of Algonquin Power & Utilities Corp. (the “Company”) irrevocably elects to convert following the Final Instalment Time:

☐	the aggregate principal amount of Debentures for which the Final Instalment is being paid; or

☐	_________________ principal amount of Debentures,

in accordance with the terms of the Trust Indenture referred to in such Debentures and directs that the Common Shares of the Company issuable upon a conversion be issued and/or delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Dated:
(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

**	No fractional Common Shares will be issued on any conversion but in lieu thereof, the Company will satisfy such fractional interest by a cash payment equal to the fractional interest multiplied by the conversion price; provided, however, the Company shall not be required to make any payment of less than $10.00.

NOTE:	If Common Shares are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or a member firm of a recognized stock exchange in Canada.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address)	(City, Province and Postal Code)

Name of guarantor:
Authorized signature:

INSTALMENT RECEIPT AND PLEDGE AGREEMENT